AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 23, 1997.
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933
                               ------------------

                                    VIB CORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    INCORPORATED UNDER THE LAWS OF CALIFORNIA
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                      6712
            (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)

                                   33-0780371
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                1498 MAIN STREET
                           EL CENTRO, CALIFORNIA 92243
                                 (760) 337-3200

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL
                               EXECUTIVE OFFICES)

                               S. ALAN ROSEN, ESQ.
                     HORGAN, ROSEN, BECKHAM & COREN, L.L.P.
                         21700 OXNARD STREET, SUITE 1400
                          LOS ANGELES, CALIFORNIA 91365
                                 (818) 340-6100
                              (818) 340-6190 (FAX)
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                              ---------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: JANUARY 23, 1998.

        IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX. [ ]

        IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

        IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(d) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]


                                                         (FACING PAGE CONTINUED)

                         CALCULATION OF REGISTRATION FEE
================================================================================


  TITLE OF EACH CLASS                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
  OF SECURITIES TO BE   AMOUNT TO BE     OFFERING PRICE       AGGREGATE OFFERING      AMOUNT OF
      REGISTERED          REGISTERED       PER UNIT                  PRICE          REGISTRATION FEE
---------------------   ------------    ----------------      ------------------    ----------------
COMMON STOCK
NO PAR VALUE.........   6,200,000(1)     $      17.50(2)      $   108,500,000       $        32,007

WARRANTS ............     103,103(3)     $      22.06(3)      $     2,274,452       $           671
                                                                                    ----------------

TOTAL ...............                                                               $         32,678
                                                                                    ================

----------
(1) The estimated maximum number of shares to be issued; includes approximately 50,000 shares anticipated to be issued pursuant to the exercise of outstanding stock options.

(2) Based upon the closing quotation on Nasdaq for Valley Independent Bank's Common Stock on December 16, 1997 pursuant to Rule 457(f)(1).


(3) Assumes all outstanding Warrants will be exercised at the maximum exercise price. Includes the shares of Common Stock to be issued upon exercise.


                          ----------------------------



        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


================================================================================

                                    VIB CORP

                              CROSS-REFERENCE SHEET


                  Pursuant to Rule 404(a) of the Securities Act
      Showing the Location or Heading in the Prospectus and Proxy Statement
                   Information Required by Part I of Form S-4



       Form S-4                                   Location or Heading in
Item Number and Caption                           Prospectus and Proxy Statement
-----------------------                           ------------------------------
A. Information About the Transaction

  1. Forepart of the Registration Statement and
     Outside Cover Page of Prospectus ............Cover Page of Registration Statement; Outside Front
                                                  Cover Page of Proxy Statement/Prospectus
  2. Inside Front and Outside Back Cover
     Pages of Prospectus .........................Available Information; Table of Contents

  3. Risk Factors, Ratio of Earnings to Fixed
     Charges and Other Information ...............Outside Front Cover Page of Proxy
                                                  Statement/Prospectus; Introduction

  4. Terms of the Transaction ....................Proposal 1 - Bank Holding Company Reorganization

  5. Pro Forma Financial Information .............Not Applicable

  6. Material Contracts with the Company
     Being Acquired ..............................Proposal 1 - Bank Holding Company Reorganization

  7. Additional Information Required for
     Reoffering by Persons and Parties
     Deemed to be Underwriters ...................Not Applicable

  8. Interests of Named Experts and Counsel ......Not Applicable

  9. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities .................................Proposal 1 - Bank Holding Company Reorganization -
                                                  Comparison of Valley  Independent Bank and VIB
                                                  Corp Corporate Structures


B.  Information About the Registrant

10. Information with Respect to S-3 Registrants...Not Applicable

11. Incorporation of Certain Information by
    Reference.....................................Not Applicable

12. Information with Respect to S-2 or S-3
    Registrants...................................Not Applicable

13. Incorporation of Certain Information by
    Reference.....................................Not Applicable

14. Information with Respect to Registrants
    Other Than S-3 or S-2 Registrants.............Proposal 1 - Bank Holding Company Reorganization -
                                                  The Holding Company


       Form S-4                                   Location or Heading in
Item Number and Caption                           Prospectus and Proxy Statement
-----------------------                           ------------------------------
C.  Information About the Company
    Being Acquired

 15. Information with Respect to S-3 Companies ....Proposal 1 - Bank Holding Company Reorganization -
                                                   Business of Valley  Independent Bank; - Supervision
                                                   and Regulation - Valley Independent Bank; -
                                                   Financial and Statistical Information

 16. Information with Respect to S-2 or
     S-3 Companies ................................Not Applicable

 17. Information with Respect to Companies
     Other Than S-3 or S-2 Companies ..............Not Applicable

D.  Voting and Management Information

 18. Information if Proxies, Consents or
     Authorizations are to be Solicited ...........Introduction; Voting Securities; Shareholdings of
                                                   Certain Beneficial Owners and Management; Proposal
                                                   1 - Bank Holding  Company Reorganization -
                                                   Directors and Executive Officers; -
                                                   Compensation and Other Transactions with
                                                   Management and Others

 19. Information if Proxies, Consents or
     Authorizations are not to be Solicited
     in an Exchange Offer .........................Not Applicable

                                        Preliminary Copy Dated December 23, 1997


PROSPECTUS
VIB CORP

                             VALLEY INDEPENDENT BANK
                                1498 Main Street
                           El Centro, California 92243
                            Telephone: (760) 337-3200
                                                            January 23 [?], 1998



Dear Shareholder:

        You are cordially invited to attend a Special Meeting of Shareholders of Valley Independent Bank which will be held on Tuesday, February 24, 1998, at the Bank's Main Office, 1448 Main Street, El Centro, California 92243, at 6:00 p.m.

        You will be asked at the meeting to approve a merger agreement pursuant to which the Bank will become a wholly-owed subsidiary of a newly formed bank holding company, VIB Corp, which has been organized at the direction of your Board of Directors. If the merger is approved, your Bank stock will be converted, without recognition of gain or loss for tax purposes, into stock of VIB Corp on a share-for-share basis. Your current stock certificates will represent shares in the holding company, and it will not be necessary for you to exchange stock certificates, although you may do so if you so desire. Similarly, all outstanding warrants to purchase Bank stock will become warrants to purchase holding company stock. It is contemplated that the holding company stock will be traded in the Nasdaq National Market System after the merger is effective. A detailed explanation of the proposed merger is contained in the accompanying Proxy Statement.

        Management believes that the formation of a holding company will provide business alternatives for your Bank which are desirable to compete with other major banks and larger regional banks, many of which have been similarly reorganized. Your Board of Directors unanimously believes that the proposed merger is in the best interests of the Bank's shareholders and recommends a vote "For" the proposal.

        At the meeting you will also be asked to consider and approve the VIB Corp 1997 Stock Option Plan which is more fully described in the accompanying Proxy Statement. Your favorable vote on this matter is also requested by your Board of Directors.

        It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting you are requested to complete, date, sign and return the enclosed Proxy in the enclosed envelope, at your earliest convenience.

        The accompanying Proxy Statement is also deemed under federal securities laws to be a prospectus by which VIB Corp offers the common stock which you will receive in the proposed merger. This is the reason for the statement in bold-face type below which is required on all prospectuses.


                                                   Sincerely yours,




                                                   Dennis L. Kern,
                                                   President and Chief
                                                   Executive Officer


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS JANUARY 23 [?], 1998

                             VALLEY INDEPENDENT BANK
                                1498 Main Street
                           El Centro, California 92243
                            Telephone: (760) 337-3200


                               ------------------


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 24, 1998
                                  AT 6:00 P.M.


                               ------------------



TO THE SHAREHOLDERS OF VALLEY INDEPENDENT BANK:

        NOTICE IS HEREBY GIVEN that, pursuant to the Bylaws of Valley Independent Bank and the call of its Board of Directors, a Special Meeting of Shareholders (the "Meeting") of Valley Independent Bank (the "Bank") will be held at the Bank's Main Office, 1448 Main Street, El Centro, California 92243, on Tuesday, February 24, 1998, at 6:00 p.m., for the purpose of considering and voting on the following matters:

               1. APPROVAL OF BANK HOLDING COMPANY REORGANIZATION. Considering and voting on a Plan of Reorganization and Merger Agreement dated November 18, 1997 (the "Merger Agreement"), which provides for the merger of the Bank with a wholly-owned subsidiary of the newly-formed holding company, VIB Corp, as a result of which shareholders of the Bank will receive for their shares of the Bank's Common Stock an equal number of shares of VIB Corp's Common Stock. These transactions are more fully described in the enclosed Proxy Statement and in the Merger Agreement attached as Exhibit A to the Proxy Statement.

               2. STOCK OPTION PLAN. Approving, as prospective shareholders of VIB Corp, the VIB Corp 1997 Stock Option Plan described in the enclosed Proxy Statement.

               3. OTHER BUSINESS. Transacting such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

        The Board of Directors has fixed the close of business on December 26, 1997, as the record date for determination of shareholders entitled to notice of, and the right to vote at, the Meeting.

        SINCE IMPORTANT MATTERS ARE TO BE CONSIDERED AT THE MEETING, IT IS VERY IMPORTANT THAT EACH SHAREHOLDER VOTE.

        WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. THE ENCLOSED PROXY IS SOLICITED BY THE BANK'S BOARD OF DIRECTORS. ANY SHAREHOLDER WHO EXECUTES AND DELIVERS SUCH A PROXY HAS THE RIGHT TO REVOKE IT AT ANY TIME BEFORE IT IS EXERCISED BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF THE BANK, BY SUBMITTING PRIOR TO THE MEETING A PROPERLY EXECUTED PROXY BEARING A LATER DATE, OR BY BEING PRESENT AT THE MEETING AND ELECTING TO VOTE IN PERSON BY ADVISING THE CHAIRMAN OF THE MEETING OF SUCH ELECTION.

        PLEASE INDICATE ON THE PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING SO THAT THE BANK CAN ARRANGE FOR ADEQUATE ACCOMMODATIONS.


                                       By Order of the Board of Directors




                                       Charlotte Studer, Secretary
January 23 [?], 1998

                             VALLEY INDEPENDENT BANK
                                1498 Main Street
                           El Centro, California 92243
                            Telephone: (760) 337-3200


                                 PROXY STATEMENT
                         SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 24, 1998



                                TABLE OF CONTENTS
                                                                            PAGE

AVAILABLE INFORMATION........................................................ii

INTRODUCTION..................................................................1
        Agenda for the Meeting................................................1
        The Bank Holding Company Reorganization...............................1
        Reasons for the Merger................................................1
        Federal Income Tax Consequences.......................................1
        Comparison in the Rights of Shareholders..............................1
        Anti-Takeover Effect of the Reorganization............................1
        Government Regulation and Supervision.................................2
        Rights of Dissenting Shareholders.....................................2
        Conditions for Consummation; Anticipated
           Effective Date; Termination........................................2
        Revocability of Proxies...............................................2
        Persons Making the Solicitation.......................................2

VOTING SECURITIES.............................................................2

SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....................3

PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION..............................4
        General...............................................................4
        Reasons for the Merger................................................5
        Description of the Merger.............................................5
        Ratification and Approval of the Merger...............................6
        Description of VIB Corp Common Stock..................................6
        Comparison of Valley Independent Bank and VIB Corp
            Corporate Structures..............................................7
        The Holding Company...................................................9
        Directors and Executive Officers......................................9
        Supervision and Regulation - VIB Corp................................11
        Permitted Non-Banking Activities.....................................11
        Federal Income Tax Consequences......................................13
        Dissenters' Rights...................................................13
        Restrictions on Affiliates...........................................13
        Business of Valley Independent Bank..................................14
        Market Area..........................................................14
        Competition..........................................................14
        Supervision and Regulation - Valley Independent  Bank................15
        Impact of Monetary Policies..........................................23
        Trading in the Bank's and the Holding Company's Common Stock.........24
        Dividends............................................................24
        Financial and Statistical Information................................25
        Vote Required........................................................26


COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS................27
        Summary Compensation..................................................27
        Stock Options.........................................................27
        Employment Agreements.................................................28
        Directors' Compensation...............................................28
        Profit Sharing and 401(k) Plan........................................29
        Employee Stock Ownership Plan.........................................29
        Compensation Committee Interlocks and Insider Participation...........29
        Compensation Committee Report on Executive Compensation...............29
        Stock Performance Graph...............................................30
        Certain Transactions..................................................31

PROPOSAL 2 - APPROVAL OF 1997 STOCK OPTION PLAN...............................31
        Introduction..........................................................31
        Summary of the Plan...................................................31
        Federal Income Tax Consequences.......................................33
        Certain Information Concerning All Options............................35
        Exchange of Options in Reorganization.................................35
        Vote Required.........................................................36

INDEPENDENT ACCOUNTANTS.......................................................36

OTHER MATTERS.................................................................36

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VIB CORP OR VALLEY INDEPENDENT BANK. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN ANY JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY SALE MADE HEREUNDER SHALL CREATE, UNDER ANY CIRCUMSTANCES, AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VALLEY INDEPENDENT BANK OR VIB CORP SINCE THE DATE HEREOF.

        THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT COST UPON REQUEST FROM HARRY G. GOODING, III, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, 1498 MAIN STREET, EL CENTRO, CALIFORNIA 92243 (760) 337-3200. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY 19, 1998.

                              AVAILABLE INFORMATION

        Valley Independent Bank's Common Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, therefore, the Bank is subject to the reporting and other requirements of the Exchange Act. In accordance with Sections 12, 13 and 14 of the Exchange Act, the Bank files certain reports, proxy materials, information statements and other information with the Board of Governors of the Federal Reserve System (the "FRB") (previously the Bank filed its reports with the Federal Deposit Insurance Corporation (the "FDIC)) and Nasdaq, copies of which can be obtained from the FRB at the Division of Banking Supervision and Regulation, Board of Governors of the Federal Reserve System, 20th Street and Constitution Avenue, N.W., Washington, D.C. 20551, or by calling the FRB public reference facilities at
(202) 452-3244, and for earlier reports from the FDIC at 550 West 17th Street, N.W., Washington, D.C. 20429.

        Pursuant to the merger, the Holding Company will assume reporting responsibilities under the Exchange Act, similar to the responsibilities previously performed by the Bank. Following the merger, the Holding Company must comply with the reporting requirements of the Securities and Exchange Commission (the "SEC"), and will file such reports with the SEC rather than the FRB.

        The Holding Company has filed with the SEC a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of the Holding Company's Common Stock and Warrants to be issued in connection with the merger. As permitted by the rules and regulations of the SEC, certain information included in the Registration Statement is omitted from this Proxy Statement/Prospectus. For further information and reference, the Registration Statement, including the exhibits and schedules filed as a part thereof, can be inspected and copied at the public reference room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the SEC at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

        Certain statements in this Proxy Statement/Prospectus regarding future expectations and financial performance may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act. They are subject to various risks and uncertainties, such as economic changes, and legislative and regulatory developments. Actual results may vary materially.

                                  INTRODUCTION

        This Proxy Statement is furnished in connection with the solicitation of Proxies for use at a Special Meeting of Shareholders (the "Meeting") of Valley Independent Bank (the "Bank") to be held at the Bank's Main Office, 1448 Main Street, El Centro, California 92243, on Tuesday, February 24, 1998, at 6:00 p.m., and at any and all adjournments thereof.

        It is expected that this Proxy Statement and accompanying Notice and form of Proxy will be mailed to shareholders on or about January 23 [?], 1998.

AGENDA FOR THE MEETING

        The matters to be considered and voted upon at the Meeting will be:

               1. APPROVAL OF BANK HOLDING COMPANY REORGANIZATION. Considering and voting on a Plan of Reorganization and Merger Agreement dated November 18, 1997 (the "Merger Agreement"), which provides for the merger of the Bank with a wholly-owned subsidiary of the newly-formed holding company, VIB Corp, as a result of which shareholders of the Bank will receive for their shares of the Bank's Common Stock an equal number of shares of VIB Corp's Common Stock. These transactions are more fully described herein and in the Merger Agreement attached as Exhibit A hereto.

               2. STOCK OPTION PLAN. Approving, as prospective shareholders of VIB Corp, the VIB Corp 1997 Stock Option Plan, as described more fully herein.

               3. OTHER BUSINESS. Transacting such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

THE BANK HOLDING COMPANY REORGANIZATION

        At the direction of the Bank, the Holding Company was incorporated on November 7, 1997 under the laws of the State of California to serve as the holding company for the Bank. At the effective date of the merger, shareholders of the Bank will automatically become shareholders of the Holding Company; accordingly, shareholders will not be requested to surrender their Bank stock certificates for new certificates. The Bank will conduct its business in substantially the same manner and from the same offices as the Bank did prior to the merger. (See "PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION - Description of the Merger.")

REASONS FOR THE MERGER

        The Board of Directors believes the establishment of a holding company structure for the Bank will provide greater flexibility in responding to the expanding financial needs of the Bank's customers and in meeting increasing and ever-changing forms of competition for the furnishing of financial services. (See "PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION - Reasons for the Merger.")

FEDERAL INCOME TAX CONSEQUENCES

        The Merger is intended to qualify for federal income tax purposes as a tax-free "reorganization" under Section 368(a)(1)(A) of the Internal Revenue Code in which no gain or loss will be recognized by a Bank stockholder upon the receipt of Holding Company common stock in exchange for Bank common stock. (See "PROPOSAL 1 BANK HOLDING COMPANY REORGANIZATION - Federal Income Tax Consequences.")

COMPARISON IN THE RIGHTS OF SHAREHOLDERS

        The Articles of Incorporation of the Holding Company contain provisions that vary in several respects from the Articles of Incorporation of the Bank. These differences are addressed specifically in this Proxy Statement. (See "PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION - Comparison of Valley Independent Bank and VIB Corp Corporate Structures.")

ANTI-TAKEOVER EFFECT OF THE REORGANIZATION

        The Holding Company's Articles of Incorporation contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Holding Company. These provisions, and the ability of the Board of Directors to issue shares of Preferred Stock without shareholder approval and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors. The protective provisions contained in the Holding Company's Articles of Incorporation are discussed in further detail in this Proxy Statement. (See "PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION
- Comparison of Valley Independent Bank and VIB Corp Corporate Structures.")

GOVERNMENT REGULATION AND SUPERVISION

        After the merger, the Holding Company will be subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and will be subject to regulation by the Board of Governors of the Federal Reserve System (the "FRB") with respect to its operations as a bank holding company. The Bank will continue to be subject to regulation by the same governmental agencies that currently regulate the Bank. (See "PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION - Supervision and Regulation - VIB Corp" and "- Supervision and Regulation - Valley Independent Bank .")

RIGHTS OF DISSENTING SHAREHOLDERS

        Those shareholders of the Bank who object to the merger are not entitled to dissent from the merger and receive payment of the fair value of their shares.

CONDITIONS FOR CONSUMMATION; ANTICIPATED EFFECTIVE DATE; TERMINATION

        The consummation of the Merger is subject to, among other things: (i) the affirmative vote of the holders of a majority of the outstanding shares of the Bank's Common Stock; (ii) the approval of the California Department of Financial Institutions; (iii) the approval of the Federal Deposit Insurance Corporation; and (iv) the approval of the FRB. Applications for the regulatory approvals have been filed. The merger is expected to be consummated on or about February 27, 1998. The merger may be terminated by either the Holding Company or the Bank prior to the approval of the merger by the shareholders of such party or by the mutual consent of the Boards of Directors of the Holding Company and the Bank after any shareholder group has taken the requisite affirmative action. (See "PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION - Ratification and Approval of the Merger.")

REVOCABILITY OF PROXIES

        A form of Proxy for voting your shares at the Meeting is enclosed. Any shareholder who executes and delivers such a Proxy has the right to revoke it at any time before it is exercised by filing with the Secretary of the Bank an instrument revoking it or a duly executed Proxy bearing a later date. In addition, the powers of the Proxy Holders will be revoked if the person executing the Proxy is present at the Meeting and elects to vote in person by advising the Chairman of such election. Subject to such revocation, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the Proxy Holders in accordance with the instructions specified on the Proxy. IF NO INSTRUCTION IS SPECIFIED WITH RESPECT TO A PROPOSAL TO BE ACTED UPON, THE SHARES REPRESENTED BY YOUR EXECUTED PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL LISTED ON THE PROXY. IF ANY OTHER BUSINESS IS PROPERLY PRESENTED AT THE MEETING, THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BANK'S BOARD OF DIRECTORS.

PERSONS MAKING THE SOLICITATION

        This solicitation of Proxies is being made by the Board of Directors of the Bank. The expense of preparing, assembling, printing and mailing this Proxy Statement and the materials used in the solicitation of Proxies for the Meeting will be borne by the Bank. It is contemplated that Proxies will be solicited principally through the use of the mail, but officers, directors and employees of the Bank may solicit Proxies personally or by telephone, without receiving special compensation therefor. Although there is no formal agreement to do so, the Bank may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these Proxy Materials to shareholders whose stock in the Bank is held of record by such entities. In addition, the Bank may use the services of individuals or companies it does not regularly employ in connection with this solicitation of Proxies, if Management determines it advisable.

                                VOTING SECURITIES

        There were issued and outstanding ________ shares of the Bank's Common Stock on December 26, 1997, which has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Meeting (the "Record Date"). On any matter submitted to the vote of the shareholders, each holder of Common Stock will be entitled to one vote, in person or by Proxy, for each share of Common Stock held of record on the books of the Bank as of the record date for the Meeting.

        Approval of the Merger Agreement requires the approval of the holders of a majority of the outstanding shares of the Bank's Common Stock. Approval of the Stock Option Plan requires the approval of a majority vote of the shares represented at the Meeting. Abstentions and broker non-votes are counted towards a quorum but abstentions and broker non-votes are the equivalent of "no" votes with respect to the approvals of the Merger Agreement and the Stock Option Plan.

            SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Except as set forth below, Management of the Bank does not know of any person who owns beneficially or of record, more than 5% of the Bank's outstanding Common Stock. The following table sets forth certain information as of December 26, 1997, concerning the beneficial ownership of the Bank's outstanding Common Stock by each of the directors and executive officers(1) and by all directors and executive officers of the Bank as a group. Management is not aware of any change in control of the Bank which has occurred since January 1, 1997, or of any arrangement which may, at a subsequent date, result in a change in control of the Bank, except the bank holding company reorganization.

                                                       NUMBER OF SHARES
                             NUMBER OF SHARES OF       SUBJECT TO VESTED
                             COMMON STOCK              STOCK OPTION(3) AND       PERCENT OF CLASS
NAME AND POSITION HELD       BENEFICIALLY OWNED(2)     OUTSTANDING WARRANTS     BENEFICIALLY OWNED(3)
----------------------       ---------------------     --------------------     ---------------------
Jack Brittain, Jr.,                12,053(4)                     2,692                         %
 Executive Vice President
 and Chief Credit Officer

Charles Ellis,                     16,573                       21,717                         %
 Director

R. Stephen Ellison,               152,795(5)                    27,301                         %
 Director

Richard D. Foss,                   77,098(6)                    27,057                         %
 Chairman of the Board
 of Directors

Harry G. Gooding, III,              4,452(7)                     8,233                         %
 Executive Vice President
 and Chief Financial Officer

--------
(1) As used throughout this Proxy Statement, the term "executive officer" means the President and Chief Executive Officer, the Executive Vice President and Chief Administrative Officer, the Executive Vice President and Chief Credit Officer, the Executive Vice President and Chief Financial Officer, and the Executive Vice President and Branch Administrator. The Bank's Chairman of the Board, Vice Chairmen of the Board, Secretary, and other vice presidents are not deemed to be executive officers of the Bank.

(2) Includes shares beneficially owned, directly and indirectly, together with associates, except for shares subject to vested stock options and outstanding warrants. Also includes shares held as trustee and held by or as custodian for minor children. Unless otherwise noted, all shares are held as community property under California law or with sole investment and voting power.

(3) Shares subject to options held by directors or executive officers that were exercisable within 60 days after December 26, 1997 ("vested") and outstanding warrants are treated as issued and outstanding for the purpose of computing the percent of the class owned by such person but not for the purpose of computing the percent of class owned by any other person.

(4) Includes 1,399 shares allocated to Mr. Brittain pursuant to the Bank's 401(k) Plan and 2,979 shares in the ESOP.

(5) Includes 128,213 shares held as trustee of the Bank's ESOP. The trustees have voting rights over these shares to the extent not exercised by the ESOP's participants. These shares are included for each of Messrs. Ellison, Kern and Pedersen, the trustees, and are included once for the category "All Directors and Executive Officers as a Group."

(6)     Includes 8,874 shares held in trust for the benefit of Mr. Foss.

(7) Includes 1,292 shares allocated to Mr. Gooding pursuant to the Bank's 401(k) Plan and 2,347 shares in the ESOP.



                                                      NUMBER OF SHARES
                             NUMBER OF SHARES OF      SUBJECT TO VESTED
                             COMMON STOCK             STOCK OPTION(3) AND       PERCENT OF CLASS
NAME AND POSITION HELD       BENEFICIALLY OWNED(2)    OUTSTANDING WARRANTS     BENEFICIALLY OWNED(3)
----------------------       ---------------------    --------------------     ---------------------
Dennis L. Kern,(8)                    211,715(5)(9)          109,645                       %
 Director, President, and
 Chief Executive Officer

Edward McGrew,                         27,890                 27,343
 Director

Ronald A. (Rusty) Pedersen,(10)       381,111(5)              14,489                       %
  Vice Chairman of the
  Board of Directors

Martin E. Plourd,                      12,292(11)              5,294                       %
 Executive Vice President
 and Branch Administrator

John L. Skinner,                       46,890                 18,835
 Director

Thomas Topuzes,                        14,611(12)             11,239
 Executive Vice President and
 Chief Administrative Officer

Alice Helen Lowery Westerfield,(13)   289,434(14)             22,846                       %
 Vice Chairman of the Board of
 Directors; Customer Relations,
 Coachella Valley

All Directors and Executive           990,488(5)             296,691
 Officers as a Group
 (12 in number)


                                   PROPOSAL 1

                       BANK HOLDING COMPANY REORGANIZATION

GENERAL

        Shareholders will consider and vote upon a Plan of Reorganization and Merger Agreement pursuant to which the business of the Bank will be conducted as a wholly-owned subsidiary of VIB Corp, a California corporation, and each outstanding share of the Bank's Common Stock will be converted into an equal number of shares of VIB Corp's no par value common stock, if approved by the Bank's shareholders and the regulatory authorities.

--------

(8)     Mr. Kern's business address is 1498 Main Street, El Centro, California
        92243.

(9) Includes 6,774 shares allocated to Mr. Kern pursuant to the Bank's 401(k) Plan and 5,124 shares in the ESOP.

(10) Mr. Pedersen's business address is 330 West Aten Road, Imperial, California 92251.

(11) Includes 183 shares allocated to Mr. Plourd pursuant to the Bank's 401(k) Plan and 2,713 shares in the ESOP.

(12) Includes 2,107 shares allocated to Mr. Topuzes pursuant to the Bank's 401(k) Plan and 3,339 shares in the ESOP.

(13) Ms. Westerfield's business address is 1491 South Sixth Street, Coachella, California 92236.

(14) Includes 112 shares allocated to Ms. Westerfield pursuant to the Bank's 401(k) Plan and 1,602 shares in the ESOP.

        THE BOARD OF DIRECTORS OF THE BANK HAS UNANIMOUSLY APPROVED THE PROPOSED MERGER AND IS RECOMMENDING THAT THE BANK'S SHAREHOLDERS VOTE "FOR" THE PROPOSAL.

        The summaries of the provisions of the Merger Agreement set forth herein do not purport to be complete statements thereof and are qualified in their entirety by reference to the Merger Agreement attached as Exhibit A hereto and incorporated herein by this reference.

REASONS FOR THE MERGER

        Management believes a holding company will permit shareholders of the Bank to participate in the ownership of a more flexible entity for financing and growth within the banking field and in areas related to banking. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank after the acquisition rather than merging it into the Bank. The existence of a holding company would allow such an acquisition.

        A bank holding company may provide more alternatives in the raising of funds required by the Bank, or by the holding company, under changing conditions in financial and monetary markets. For example, if a subsidiary bank required additional capital, the holding company might raise funds by relying on its own borrowing ability without having to go to the equity market.

        The merger will also provide certain flexibility for acquiring or establishing other banking operations, or engaging in other businesses related to banking. Prudent bank management might dictate that some of those activities be carried on wholly apart from the Bank. A holding company would easily permit that kind of separation.

        Finally, it is believed that the merger will enhance the Bank's ability to continue to satisfy ever changing and expanding needs of present customers for banking and banking-related services and to continue to attract new customers for financial services. The recommended corporate form will better suit expansion into new areas of service and interstate banking acquisitions than would the existing structure. Most major banking institutions in the United States and in California have been reorganized into bank holding companies and the Bank's directors believe that such reorganization is desirable for the Bank to maintain and enhance its competitive position.

DESCRIPTION OF THE MERGER

        VIB Corp (the "Holding Company") has been organized as a bank holding company under the laws of the State of California at the direction of the Bank's Board of Directors and holds all of the stock of VIB Merger Company (the "Subsidiary"), a newly organized California corporation.(1) The merger is proposed to be accomplished by merging the Subsidiary into the Bank pursuant to the terms of the Merger Agreement, a copy of which is attached as Exhibit A hereto. Upon the effective date of the merger of the Subsidiary into the Bank, the shares of capital stock of the respective corporate parties to the Merger Agreement shall be converted as follows:

               1. Each outstanding share of the Bank's Common Stock shall be converted into one share of the Holding Company's Common Stock. Shareholders of the Bank will be entitled to exchange their present share certificates for new certificates evidencing shares of the Common Stock of the Holding Company. If no request is made, new certificates will be issued whenever old certificates are surrendered for transfer. Until so exchanged, the certificates for the Bank's shares will represent the Holding Company's shares into which the Bank's shares have been converted.

               2. Each outstanding warrant(2) to purchase the Bank's Common Stock shall be converted into a warrant to purchase the Holding Company's Common Stock. Holders of the Bank's warrants will be entitled to exchange their present warrant certificates for new warrant certificates evidencing warrants to purchase the Holding Company's Common Stock. If no request is made, new warrant certificates will be issued whenever new certificates are surrendered for partial exercise or transfer. Until so exchanged, the

--------

(1) VIB Corp was incorporated on November 7, 1997. VIB Merger Company was incorporated on November 4, 1997. Both corporations were organized at the direction of the Bank's Board of Directors for the purpose of facilitating the merger and neither organization has conducted any business.

(2) The 1997 Unit Offering commenced by the Bank on September 9, 1997 was concluded on November 21, 1997. The Offering originally intended to raise $5.3 million through the sale of 60,000 Units consisting of five shares of The Bank's Common Stock and one warrant to purchase one additional share of the Bank's Common Stock. The Unit price was $87.50. After receiving additional regulatory approvals and conducting a recission offer, the Bank ultimately sold 101,082 Units, raising a total of $8.8 million. Each warrant is exercisable through October 31, 1998 at $19.50 per share and thereafter, through October 29, 1999, at $22.50 per share. The Warrants expire on October 29, 1999. The foregoing figures have not been adjusted to reflect the Bank's 2% stock dividend paid to shareholders of record on December 26, 1997.

        warrant certificates to purchase the Bank's Common Stock will represent warrant certificates to purchase the Holding Company's Common Stock into which the Bank's Common Stock has been converted.

               3. The Subsidiary will disappear and all the outstanding shares of the Bank's Common Stock will be owned by the Holding Company.

               4. The shareholders of the Bank will be the shareholders of the Holding Company. As shareholders of the Holding Company, they will have essentially the same rights to govern that corporation's activities as they have with respect to the Bank; however, as shareholders of the Holding Company, they will not be entitled to vote on matters requiring the approval of the Bank's shareholder. A discussion of those rights is contained in the section entitled "BANK HOLDING COMPANY REORGANIZATION Comparison of Valley Independent Bank and VIB Corp Corporate Structures" herein.

RATIFICATION AND APPROVAL OF THE MERGER

        Applications for approval for the proposed reorganization have been filed with the California Department of Financial Institutions (the "Commissioner"), the Federal Deposit Insurance Corporation (the "FDIC") and the Federal Reserve Bank of San Francisco (the "FRB"). These applications are presently pending. Management is not aware of any reason why the required approvals will not be received; however, no assurances can be given.

        Implementation of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Bank's Common Stock. The directors of the Bank, the Holding Company, and the Subsidiary have unanimously approved the Merger Agreement.

        The merger will become effective when all necessary ratifications and approvals have been obtained and the requisite filings, as described in the Merger Agreement, have been made. It is anticipated that, if all approvals are obtained, the merger will not become effective until late February, 1998.

        If any action, suit, proceeding or claim has been instituted, made or threatened relating to the merger so as to make its consummation inadvisable in the opinion of the Board of Directors of the Bank, then the merger may be terminated at any time before it becomes effective.

        Should the shareholders of the Bank fail to approve the merger or should it be otherwise terminated, the Merger Agreement would be cancelled and the Bank would continue to operate with the same shareholders as it had prior to adoption of the Merger Agreement. Upon termination, there shall be no liability by reason of the merger or the termination thereof on the part of the Bank, the Subsidiary, the Holding Company or their respective directors, officers, employees, agents or shareholders.

        The expenses of the merger are estimated at approximately $90,000. In the event the merger is consummated, the Bank and the Holding Company, as the surviving corporations, will bear the expense. In the event the merger is not consummated, the expenses incurred will be assumed by the Bank.

DESCRIPTION OF VIB CORP COMMON STOCK

        The authorized capital stock of the Holding Company consists of 20,000,000 shares of common stock, no par value (the "Holding Company's Common Stock" or "VIB Corp's Common Stock"), and 10,000,000 shares of preferred stock (the "Preferred Stock"). The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

        The issuance of Preferred Stock could affect the rights of holders of Common Stock. No shares of Preferred Stock will be issued in connection with the merger and there are no plans to issue Preferred Stock at the present time.

        Holder of shares of the Holding Company's Common Stock are entitled to one vote for each share held of record on all matters voted upon by shareholders. The Holding Company's Articles of Incorporation provide for the elimination of cumulative voting in connection with the election of directors and, further, provides for the classification of the Holding Company's Board of Directors into two or three classes, depending on whether there are less than nine or more than eight directors, respectively. Cumulative voting entitles a shareholder to give one nominee as many votes as are equal to the number of directors to be elected, multiplied by the number of shares owned, or to distribute his or her votes on the same principle between two or more nominees as he or she sees fit. The elimination of cumulative voting and the classification of the Board of Directors will be effective only when the Holding Company becomes a "listed corporation" which will occur when the Bank's listing on Nasdaq is converted to the Holding Company, which is scheduled to occur when the merger becomes effective. (See "BANK HOLDING COMPANY REORGANIZATION - Comparison of Valley Independent Bank and VIB Corp Corporate Structures" herein.)

        Upon liquidation or dissolution of the Holding Company, the assets legally available for distribution to holders of shares of the Holding Company's Common Stock, after payment of all obligations of the Holding Company and payment of any liquidation preference of all other classes and series of stock entitled thereto, including Preferred Stock, if any, are distributable ratably among the holders of the Holding Company's Common Stock.

        The holders of the Holding Company's Common Stock have no preemptive rights to subscribe for new issue securities, and shares of the Holding Company's Common Stock are not subject to redemption, conversion, or sinking fund provisions. The shares of the Common Stock, when issued in connection with the merger, will be validly issued, fully paid, and non assessable.

        After the preferential dividends upon all other classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after the Holding Company shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then the holders of the Holding Company's Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefore under the laws of the State of California. (See "BANK HOLDING COMPANY REORGANIZATION - Comparison of Valley Independent Bank and VIB Corp Corporate Structures" herein.)

COMPARISON OF VALLEY INDEPENDENT BANK AND VIB CORP CORPORATE STRUCTURES

        The following discusses some of the similarities and some of the differences in the corporate structures of the Bank and the Holding Company. Upon consummation of the merger, the Holding Company will have the same number of shares issued and outstanding as were issued and outstanding for the Bank just prior to consummation of the merger, but the Bank's shareholders will become the Holding Company's shareholders and the Holding Company will become the Bank's sole shareholder. Both corporations have the same liquidation rights; and shareholders of both corporations have no preemptive rights.

        The Articles of Incorporation of both corporations authorize indemnification of directors, officers and agents to the fullest extent permissible under California law, eliminate directors' liability for monetary damages to the fullest extent permissible under California law, and authorize the purchase of liability insurance. The Bank has such liability insurance and it is anticipated that the Holding Company will assume the Bank's insurance coverage. Further, the Holding Company has entered into indemnification agreements with each of its directors and officers to implement the indemnification provisions of its Articles of Incorporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Holding Company pursuant to the foregoing provisions, the Holding Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

        Both corporations have different authorized capitalization. The Bank has 13,500,000 shares of common stock, no par value, authorized. The Holding Company has 20,000,000 shares of common stock, no par value, authorized and 10,000,000 shares of preferred stock authorized.

        Both corporations have different voting rights. The Bank has cumulative voting in the election of directors and elects all of its directors to annual terms. The Holding Company, effective upon the listing of its common stock on Nasdaq, will have no cumulative voting in the election of directors and will have a classified Board of Directors with two or three classes, depending on the number of directors in office. "Classified" directors are elected for staggered two or three year terms. Moreover, the Holding Company's Articles of Incorporation provides that the elimination of cumulative voting and the classification of its board of directors can only be amended by supermajority shareholder vote, presently set at 66-2/3% of the outstanding shares.

        Other differences include the authorized ranges for the number of directors. The Bank's Bylaws provide for a range of eight to 15 directors, with the exact number fixed by amendment to the Bylaws or by resolution adopted by the Bank's Board of Directors or by the Bank's shareholders. The Holding Company's Articles of Incorporation provide for a range of six to ten directors and permits the Board of Directors or shareholders to fix the exact number within that range. The range set forth in the Bank's Bylaws can be amended by majority shareholder vote whereas the range set forth in the Holding Company's Articles can only be amended by supermajority shareholder vote, presently set at 662/3% of the outstanding shares.

        The elimination of cumulative voting, the classification of the Board of Directors, and the limitation on the ability to change the range of directors, as well as the ability of the Holding Company's Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be characterized as "anti-takeover" provisions designed to discourage an attempt to takeover control of the Holding Company through a proxy solicitation contest, tender offer or merger. To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of the Holding Company's Common Stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of the Holding Company's Common Stock.

        The provisions included in the Holding Company's Articles of Incorporation are not adopted in response to or with knowledge of any takeover attempts or "unfriendly" efforts to gain control of the Bank. The Boards of Directors of the Bank and the Holding Company have authorized these provisions in order to provide standard corporate protections common among bank holding companies and in the best interests of current Bank shareholders who will become shareholders of the Holding Company upon consummation of the merger. Also, there are no additional plans to adopt other anti-takeover provisions following the merger. The Boards of Directors of the Bank and the Holding Company unanimously authorized these provisions. The Holding Company Board of Directors has an interest in the adoption of the these provisions. For example, the provision providing for staggered terms serves to stabilize the composition of the Board of Directors.

        These provisions also contain supermajority voting requirements which are designed to enhance the protections afforded. California law requires the renewal every two years of all provisions in articles of incorporation which contain supermajority vote requirements and, further, provides that the supermajority vote requirement cannot exceed the lesser of the percentage of shareholders voting in favor or 66-2/3%. VIB Corp intends to submit these provisions and the "Fair Price Provision" discussed below to its shareholders at the 1998 Annual Meeting for ratification.

        VIB Corp's Articles of Incorporation also contain a Fair Price Provision not contained in the Bank's Articles of Incorporation. The Fair Price Provision is intended to prevent certain of the potential inequities of business combinations to which the Holding Company may be a party which are part of a "two-step" transaction. In the absence of the Fair Price Provision, a purchaser who acquired control of the Holding Company could subsequently, by virtue of such control, force the remaining shareholders to sell or exchange their shares at a price which might not fully reflect any premium such purchaser may have paid in order to acquire his controlling interest. The Fair Price Provision is designed to ensure that shareholders of the Holding Company will receive fair and equitable treatment in the event of a business combination or other significant transaction between the Holding Company and a shareholder of the Holding Company (or business entity controlled by such shareholder) who holds a ten percent (10%) or more stock interest in the Holding Company at the time of the proposed transaction. The most significant aspects of the Fair Price Provision are: (i) imposing supermajority shareholder vote or disinterested director approval requirements in connection with certain mergers, acquisitions and other business combinations, unless specified minimum price and procedural requirements are satisfied in the proposed transaction; and (ii) imposing a supermajority shareholder vote requirement for an amendment, change or repeal of the Fair Price Provision. The Fair Price Provision may also be characterized as an "anti-takeover" provision as the overall effect of the Fair Price Provision may be to discourage any attempt to take over control of the Holding Company. The Fair Price Provision makes it more difficult for a large block of voting securities of the Holding Company to acquire the Holding Company in a merger or other transaction which has not been approved by the Holding Company's Board of Directors. Accordingly, the effect of the Fair Price Provision may be to deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices as takeover bids frequently involve purchases of stock directly from shareholders at such a premium.

        The Bank's and the Holding Company's corporate structures differ with respect to assessment, dividends, and amendments to their charter documents. Under the provisions of California law, the shares of the Holding Company's Common Stock are not subject to assessment, but the shares of the Bank's Common Stock are subject to assessment under certain circumstances. If the contributed capital of the Bank becomes impaired (that is, if there is an accumulated deficit retained earnings in excess of 40% of contributed capital) the Commissioner is required to order the Bank to restore its contributed capital within 60 days of the making of such an order. If the contributed capital is not restored by other means, the Bank's Board of Directors is required to levy an assessment upon shares of the Bank's Common Stock to provide for such restoration. If such assessment is not paid when due, the shares may be sold by the Bank or be forfeited to the Bank in satisfaction of the assessment and penalties thereon. Prior to the date of sale, a shareholder whose shares are delinquent may redeem them by paying the full amount of the assessment, together with a penalty of 5% of the amount of the assessment on such shares. The Bank's only remedy for the collection of any such assessment is the sale or forfeiture of the shares as described above.

        Under California law, funds available for cash dividend payments by a bank are restricted to the lesser of: (1) retained earnings; or (2) the bank's net income for its last three fiscal years (less any distributions to shareholders made during such period). Cash dividends may also be paid out of the greater of:
(i) net income for a bank's last preceding fiscal year; (ii) a bank's retained earnings; or (iii) net income for a bank's current fiscal year, upon the prior approval of the Commissioner. If the Commissioner finds that the stockholders' equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner may order the bank not to pay any dividend to the bank's shareholders. Under California law, the Holding Company would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend (i) the sum of the Holding Company's assets would be at least equal to 125% of its liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of the Holding Company would be at least equal to 125% of its current liabilities. Pursuant to the foregoing statutory formulas, as of December 31, 1997, the maximum amount the Bank would have been permitted to pay in cash dividends would have been $4.1 million and the maximum amount the Holding Company would have been permitted to pay in cash dividends, assuming the merger was consummated prior to that date, would have been $4.1 million. (See "BANK HOLDING COMPANY REORGANIZATION Dividends" herein.)

        With respect to their charter documents, under California law, amendments to the Bank's Articles of Incorporation require the Commissioner's approval, in addition to any shareholder approvals which may be required. Amendments to the Holding Company's Articles of Incorporation do not require the Commissioner's approval.

        Finally, after consummation of the merger, matters requiring the approval of the Bank's shareholders, such as amendments to the Bank's Articles of Incorporation or, a merger of the Bank and another corporation, will be subject to the approval of the Holding Company as the Bank's sole shareholder. The Bank's present shareholders will become the shareholders of the Holding Company and will be entitled to vote on similar matters affecting that corporation.

THE HOLDING COMPANY

        The Holding Company was incorporated under the laws of the State of California on November 7, 1997, at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the outstanding shares of the Bank's Common Stock.

        The Holding Company has filed an application with the FRB for prior approval to become a bank holding company and applications with the FDIC and the Commissioner for approval of the proposed merger. The Holding Company has not yet engaged in business activity, and there are no current plans to engage in any activities other than acting as a holding company for the Bank.

        The Holding Company presently has total assets of $1,000, owns no properties and, therefore, as necessary, will use the Bank's existing premises, facilities and personnel. The Holding Company's needs in this regard are expected to be minimal, and the Holding Company will reimburse the Bank for such expenses. The Holding Company's offices are located in the Bank's offices at 1498 Main Street, El Centro, California. The Holding Company does not contemplate any substantial expenditures for equipment, office space, or additional personnel prior to consummation of the merger or for the foreseeable future.

        The Holding Company is not a party to any pending legal proceedings before any court, administrative agency or other tribunal. Further, the Holding Company is not aware of any material litigation which is threatened against it or the Bank in any court, administrative agency, or other tribunal.

        After consummation of the merger, the business of the Bank will then be carried on as a subsidiary of the Holding Company. Administrative expenses and taxes incurred in the operation of the Holding Company will be in addition to those of the Bank; however, the merger is not expected to result in any change in management remuneration or benefits. It is anticipated that the Bank will pay a cash dividend in the amount of $350,000 to the Holding Company to provide the Holding Company with liquid resources to fund its separate operations.

DIRECTORS AND EXECUTIVE OFFICERS

        After the merger, the Bank's directors will remain the same and will, in addition, continue to serve as the directors of the Holding Company until the 1998 Annual Meetings of Shareholders of both corporations or until their successors are elected and have qualified. The following officers of the Bank have been appointed to serve as the initial officers of the Holding Company:



                                 POSITION WITH                POSITION WITH THE
NAME                                THE BANK                    HOLDING COMPANY
----                                --------                    ---------------
Richard D. Foss             Chairman of the Board            Chairman of the Board

Dennis L. Kern              President and Chief              President and Chief
                            Executive Officer                Executive Officer

Harry G. Gooding, III       Executive Vice President and     Executive Vice President and
                            Chief Financial Officer          Chief Financial Officer

Charlotte Studer            Corporate Secretary              Corporate Secretary

        The following table provides certain information as of December 26, 1997, regarding the Bank's directors and executive officers. The persons identified below as members of the Bank's Board of Directors were elected to the Bank's Board by its shareholders at the annual meeting held on April 24, 1997, and were appointed to the Holding Company's Board by the sole incorporator on November 11, 1997. None of the directors or executive officers of the Bank were selected pursuant to any arrangement or understanding, other than with the directors and executive officers of the Bank, acting within their capacities as such. There are no family relationships between the directors and executive officers of the Bank and none of the directors or executive officers of the Bank serve as directors of any other company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940.

                                               PRINCIPAL OCCUPATION                 YEAR FIRST ELECTED
                                               OR EMPLOYMENT                        OR APPOINTED A
NAME AND TITLE                      AGE        FOR THE PAST FIVE YEARS              DIRECTOR OR OFFICER
--------------                      ---        -----------------------              -------------------
Jack Brittain, Jr.,                 49         Senior Vice President,                       1988
  Executive Vice President and                 Valley Independent Bank
  Chief Credit Officer

Charles Ellis,                      69         President, Coachella Valley Insurance        1995
  Director                                     Service, Inc.

R. Stephen Ellison,                 48         President, Jordan/Central Implement          1990
  Director                                     (Machinery)

Richard D. Foss,                    57         President, Foss Accountancy                  1980
  Chairman of the Board of Directors           Corporation, Certified Public
                                               Accountants

Harry G. Gooding, III,              50         Senior Vice President,                       1991
 Executive Vice President and                  Valley Independent Bank
 Chief Financial Officer

Dennis L. Kern,                     58         President and Chief Executive Officer,       1983
  Director, President, and                     Valley Independent Bank
 Chief Executive Officer

Edward McGrew,                      59         Owner-Operator of MAGCO (general             1983
  Director                                     farming and cattle feeding)

Ronald A. (Rusty) Pedersen,         63         Owner, Imperial Pre-Mix Co. (cattle feed     1983
  Vice Chairman of the                         supplement manufacturing)
  Board of Directors

Martin E. Plourd,                   39         Senior Vice President,                       1986
  Executive Vice President and                 Valley Independent Bank
  Branch Administrator

John L. Skinner,                    67         Owner, T.C. Worthy Cash & Carry              1990
  Director



                                             PRINCIPAL OCCUPATION                 YEAR FIRST ELECTED
                                             OR EMPLOYMENT                        OR APPOINTED A
NAME AND TITLE                      AGE      FOR THE PAST FIVE YEARS              DIRECTOR OR OFFICER
--------------                      ---      -----------------------              -------------------
Thomas Topuzes,                     50       Senior Vice President,                    1991
  Executive Vice President and               Valley Independent Bank
  Chief Administrative Officer

Alice Helen Lowery Westerfield,     68        Regional Customer Relations Officer       1992
  Vice Chairman of the Board of               Valley Independent Bank (1993 to
  Directors                                   1997); previously Chairman, President
                                              and Chief Executive Officer, The First
                                              National Bank in Coachella


SUPERVISION AND REGULATION - VIB CORP

        The Bank Holding Company Act of 1956, as amended, places the Holding Company under supervision of the Board of Governors of the Federal Reserve System (the "FRB"). In the future, the Holding Company will be required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting securities of any bank if, after giving effect to such acquisition, the Holding Company would own or control more than 5% of the voting shares of such bank.

        A bank holding company is prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public which outweigh possible adverse effects. (See "BANK HOLDING COMPANY REORGANIZATION - Permitted Non-Banking Activities" herein.)

        The Holding Company will be required to file reports with the FRB and provide such additional information as the FRB may require. The FRB will also have the authority to examine the Holding Company and each of its subsidiaries with the cost thereof to be borne by the Holding Company.

        Under California banking law, the Holding Company and its subsidiaries are also subject to examination by, and may be required to file reports with, the Commissioner. Regulations have not yet been proposed or adopted or steps otherwise taken to implement the Commissioner's powers in this regard.

        The Holding Company and any subsidiaries which it may acquire or organize after the merger will be deemed affiliates of the Bank within the meaning of the Federal Reserve Act. Pursuant thereto, loans by the Bank to affiliates, investments by the Bank in affiliates' stock, and taking affiliates' stock by the Bank as collateral for loans to any borrower will be limited to 10% of the Bank's capital in the case of all affiliates. (See "COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS - Certain Transactions" herein.) The Holding Company and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

        The Holding Company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions the Bank may not condition an extension of credit on a customer's obtaining other services provided by it, the Holding Company or any other subsidiary, or on a promise from its customer not to obtain other services from a competitor.

        The shares of the Holding Company's Common Stock to be issued in connection with the merger will be registered with the SEC pursuant to the Securities Act of 1933. Future stock issuances by the Holding Company will be subject to registration with the SEC, absent available exemptions, in accordance with the SEC's rules and regulations.

        The shares of the Holding Company's Common Stock to be issued in connection with the merger will be exempt from registration or qualification with the California Department of Corporations (the "DOC").

PERMITTED NON-BANKING ACTIVITIES

        The FRB's Regulation "Y" sets out those activities which are regarded as closely related to banking or managing or controlling banks and, thus, permissible for bank holding companies under the law, subject to the FRB's approval or prior notification; depending on the activity. The future scope of permitted activities may change; however, the major non-banking activities which may presently be carried on by a bank holding company or its affiliates are:

(1) Making or acquiring loans or other extensions of credit for its own account or for the account of others.

(2)   Servicing loans and other extensions of credit for any person.

(3) Operating an industrial bank, Morris Plan bank, or industrial loan company, as authorized under state law, so long as the institution is not a bank.

(4) Operating a trust company in the manner authorized by federal or state law, so long as the institution is not a bank and does not make loans or investments or accept deposits, except as permitted under the FRB's Regulation Y.

(5) Subject to certain limitations, acting as an investment or financial adviser to investment companies and other persons.

(6) Leasing personal and real property or acting as agent, broker, or adviser in leasing such property in accordance with various restrictions imposed by Regulation Y, including a restriction that it is reasonably anticipated that each lease will compensate the lessor for not less than the lessor's full investment in the property.

(7) Making equity and debt investments in corporations or projects designed primarily to promote community welfare.

(8) Providing financial, banking, or economic data processing and data transmission services, facilities, data bases, or providing access to such services, facilities, or data bases.

(9) Acting as principal, agent, or broker for insurance directly related to extensions of credit which are limited to assuring the repayment of debts in the event of death, disability, or involuntary unemployment of the debtor.

(10) Acting as agent or broker for insurance directly related to extensions of credit by a finance company subsidiary.

(11) Owning, controlling, or operating a savings association provided that the savings association engages only in activities permitted for bank holding companies under Regulation Y.

(12)  Providing courier services of limited character.

(13) Providing management consulting advice to non-affiliated bank and nonbank depository institutions, subject to the limitations imposed by Regulation Y.

(14)  Selling money orders, travelers' checks and U.S. Savings Bonds.

(15)  Appraisal of real estate and personal property.

(16) Acting as an intermediary for the financing of commercial or industrial income-producing real estate.

(17) Providing securities brokerage services, related securities credit activities pursuant to Regulation T, and other incidental activities.

(18) Underwriting and dealing in obligations of the U.S., general obligations of states and their political subdivisions, and other obligations authorized for state member banks under federal law.

(19) Providing general information and statistical forecasting, advisory and transactional services with respect to foreign exchange through a separately incorporated subsidiary.

(20) Acting as a futures commission merchant for non-affiliated persons in the execution and clearance on major commodity exchanges of futures contracts and options on futures contracts through a separately incorporated subsidiary.

(21) Providing investment advice, including counsel, publications, written analysis and reports, as a futures commission merchant with respect to the purchase and sale of futures contracts and options on futures contracts.

(22) Providing advice, educational courses, and instructional materials to consumers on individual financial management matters.

(23) Providing individuals, businesses, and nonprofit organizations and tax planning and tax preparation services.

(24)  Providing check guaranty services.

(25)  Operating an agency for the collection of overdue accounts.

(26) Operating a consumer credit bureau for the collection and reporting of consumer credit information.

FEDERAL INCOME TAX CONSEQUENCES

        The Merger Agreement has been structured to qualify the merger as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended. An advance ruling from the Internal Revenue Service to that effect has not been obtained and will not be sought. The following summarizes the federal income tax consequences of the merger:

(1) No gain or loss will be recognized by the parties to the merger as a result of the merger;

(2) The basis and holding periods of the assets exchanged between the parties to the merger shall remain the same as those prior to the merger;

(3) No gain or loss will be recognized by the shareholders of the Bank upon the exchange of their shares of the Bank's Common Stock and warrants solely for shares of the Holding Company's Common Stock and warrants and the basis in their shares of the Holding Company's Common Stock and warrants received will be the same as that in their shares in the Bank's Common Stock and warrants exchanged; and

(4) Where shareholders held their shares in the Bank's Common Stock and warrants as a capital asset, the period of time for which they have held such stock and warrants shall be included in their holding period for the Holding Company's Common Stock and warrants received in the exchange.

        MANAGEMENT CANNOT ADVISE INDIVIDUAL SHAREHOLDERS AND PROSPECTIVE SHAREHOLDERS OF THE PROPER TAX CONSEQUENCES OR SUGGEST THE METHODS OF REPORTING THE MERGER. EACH SHAREHOLDER OR PROSPECTIVE SHAREHOLDER IS ADVISED TO CONTACT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE MERGER AND THE MEANS OF REPORTING THE TRANSACTION, AS WELL AS REGARDING STATE OR LOCAL TAX CONSEQUENCES, WHICH MAY OR MAY NOT PARALLEL THE FEDERAL INCOME TAX CONSEQUENCES.

DISSENTERS' RIGHTS

        California law does not provide dissenters' rights for holders of the Bank's Common Stock who object to the merger.

RESTRICTIONS ON AFFILIATES

        The obligation of the Bank and the Holding Company to consummate the merger is subject to the condition that each person who is an "affiliate" of the Bank for the purposes of Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), executes and delivers a letter to the effect that, among other things: (1) such person will not dispose of any shares of the Holding Company's Common Stock to be received by him pursuant to the Merger Agreement (a) in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder (and, accordingly, that any public offering or sale of such shares will require either registration under the Securities Act or compliance with the resale provisions of Rule 145 or the availability of another exemption from the registration requirements of the Securities Act), or (b) prior to such time as financial results covering at least 30 days of post-merger combined operations have been published; and (2) such person consents to the placing of a legend on the certificate evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to the giving of stop-transfer instructions to the Holding Company's transfer agent with respect to such certificates.

        For the purposes of Rule 145, affiliates include the Bank's directors, executive officers, and principal shareholders. According to Rule 145, the affiliates will be restricted in their ability to resell their stock. The restrictions include the limitation, subject to certain exemptions, that not more than 1% of the total number of shares outstanding be sold for the account of any affiliate in any three month period.

BUSINESS OF VALLEY INDEPENDENT BANK

        Valley Independent Bank was incorporated under the laws of the State of California on March 28, 1980, and commenced operations as a California state-chartered bank on March 19, 1981. The Bank's deposit accounts are insured under the Federal Deposit Insurance Act up to the maximum legal limits thereof and the Bank is a member of the Federal Reserve System. The Bank's Main office is located in the City of El Centro. The Bank has branch offices in Brawley, Calexico and Holtville, in Imperial County, Blythe, Coachella, Indio, La Quinta, Palm Desert and Thousand Palms, in Riverside County, and Julian and Tecate, in San Diego County. The Bank also operates three loan production offices, one in El Centro, one in Indio and one in Yuma, Arizona.

        The Bank has grown through de novo branching and acquisitions. On December 31, 1992, the Bank consummated its first acquisition, acquiring the Coachella branch office through the merger of The First National Bank in Coachella. During 1996 the Bank consummated two acquisitions. On June 21, 1996, the Bank acquired the Calexico branch office of California Commerce Bank and combined its Calexico branch with and into the acquired facility. On September 12, 1996, the Bank acquired four branches, Indio, La Quinta, Palm Desert and Thousand Palms, by the merger of Bank of the Desert, N.A. During 1997 the Bank consummated another acquisition. On February 14, 1997, the Bank purchased two branches from Wells Fargo Bank, N.A., Blythe in Riverside County and Tecate in San Diego County. These acquisitions enhanced the Bank's market share in the Coachella Valley and the City of Calexico and expanded the Bank's geographic market areas.

        The Bank offers a full range of commercial banking services, including the making of commercial loans and various types of consumer loans; the acceptance of checking, savings and time deposits; NOW, super NOW and money-market deposit accounts; and provides travelers' checks, pre-approved overdraft lines, safe deposit and other customary non-deposit banking services. The Bank is an agent for VISA(R) and MasterCard(R) credit cards, and is a merchant depository for cardholder drafts under both types of credit cards. At the present time, the Bank does not have a trust department but can provide that service through a correspondent bank. The Bank has 24-hour automated teller machines at its branches, which are integrated into multi-state ATM networks; as well as drive-through banking service at the majority of its branch locations.

MARKET AREA

        With its main office and branch offices, the Bank's primary service areas includes the cites and surrounding rural areas in the Imperial Valley and Coachella Valley. Agriculture is the major economic activity within Imperial County, with year-round harvesting. El Centro is Imperial County's largest city and also serves as the county's financial center. Agriculture is also the most significant economic activity in the Coachella Valley, although the tourism, retail and service industries are growing. The Bank's customers include individuals, many of whom are farmers or ranchers, and small-to-medium sized businesses.

        The Julian office, opened in 1995, and the Tecate office, acquired in 1997, expand the Bank's service area to eastern San Diego County. The Julian office serves customers in that and neighboring eastern San Diego County mountain communities. The Tecate office services customers on both sides of the international border.

        The Blythe office, acquired in 1997, extends the Bank's service area to the Palo Verde Valley, along the Colorado River, in eastern Riverside County. Blythe, the only incorporated city on the eastern side of Riverside County along Interstate 10, serves as the major service and retail center for eastern Riverside County and the Palo Verde Valley, including communities on the Arizona side of the river.

        The Bank has its own "home page" address on the world wide web as an additional means of expanding its market and providing banking services through the internet. The Bank's internet address is: http://www.vibank.com.

COMPETITION

        The banking business in California, generally, and in the Bank's service areas, is highly competitive with respect to both loans and deposits and is dominated by a number of major banks which have many offices operating over wide geographic areas. The Bank competes for deposits and loans principally with these major banks, savings and loan associations, finance companies, credit unions and other financial institutions located in the Bank's market area. Among the advantages which the major banks have over the Bank are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in the Bank's service area offer certain services (such as trust and international banking services) which are not offered directly by the Bank and, by virtue of their greater total capitalization, such banks have substantially higher lending limits than the Bank.

        Moreover, banks generally, and the Bank in particular, face increasing competition for loans and deposits from non-bank financial intermediaries such as savings and loan associations, thrift and loan associations, credit unions, mortgage companies, insurance companies, and other lending institutions. The Depository Institutions Deregulation and Monetary Control Act of 1980 ("DIDA") authorized savings and loan associations and credit unions to make certain consumer loans. The Garn-St. Germain Depository Institutions Act of 1982 (the "Garn-St. Germain Act") and California legislation further expanded the power of savings and loan associations to make consumer and commercial loans in competition with commercial banks. Further, DIDA and a 1979 amendment to the usury provisions of the California Constitution have resulted in the inflow of lendable funds from out-of-state lenders and in increased competition from previously non-exempt in-state lenders for loans.

        Historically, banks were not permitted to pay the same rates of interest on similar deposit accounts as those offered by savings and loan associations, credit unions and money-market funds. DIDA began the process of deregulating interest rate controls and the Garn-St. Germain Act, which authorized banks and savings and loan associations to pay money-market interest rates on most types of accounts and eliminated interest rate differentials between banks and savings and loan associations, and subsequent actions of federal regulatory agencies have accelerated the deregulation process, enabling banks to compete more effectively for deposits.

        However, banks have faced increasing competition for deposits because these same legislative and regulatory developments have permitted non-bank financial intermediaries to offer certain types of deposit accounts not previously permitted.

        Further, the recent trend has been for other institutions, such as brokerage firms, credit card companies, and even retail establishments, to offer alternative investment vehicles, such as money market funds, as well as to offer traditional banking services such as check access to money market funds and cash advances on credit card accounts. In addition, other entities (both public and private) seeking to raise capital through the issuance and sale of debt or equity securities also compete with the Bank in the acquisition of deposits.

        In order to compete with the other financial institutions in its market areas the Bank relies principally upon local promotional activity, personal contacts by its officers, directors, employees and shareholders, and specialized services. In conjunction with the Bank's business plan to serve the financial needs of local residents and small- to medium-sized businesses, the Bank also relies on a formalized officer calling program to existing and prospective customers and the Bank focuses its overall marketing efforts towards the local community. The Bank's promotional activities emphasize the advantages of dealing with a locally-owned and headquartered institution sensitive to the particular needs of the local community. For customers whose loan demands exceed the Bank's lending limit, the Bank attempts to arrange for such loans on a participation basis with other banks. The Bank also assists customers requiring services not offered by the Bank to obtain these services from its correspondent banks.

SUPERVISION AND REGULATION - VALLEY INDEPENDENT  BANK

        GENERAL. As a state-chartered bank whose deposits are insured by the Federal Deposit Insurance Corporation up to the maximum extent provided by law, the Bank is subject to supervision, examination and regulation by the California Department of Financial Institutions and by federal bank regulatory agencies. The Bank's primary federal bank regulatory agency is the Board of Governors of the Federal Reserve System but the Bank is also subject to certain regulations of the FDIC. The regulations of these agencies govern most aspects of the Bank's business, including capital adequacy ratios, reserves against deposits, restrictions on the rate of interest which may be paid on some deposit instruments, limitations on the nature and amount of loans which may be made, the location of branch offices, borrowings, and dividends. Supervision, regulation and examination of the Bank by the regulatory agencies are generally intended to protect depositors and are not intended for the protection of the Bank's shareholders.

        RECENT LEGISLATION AND REGULATORY CHANGES

               1.  INTRODUCTION

        General. From time to time legislation is proposed or enacted which has the effect of increasing the cost of doing business and changing the competitive balance between banks and other financial and non-financial institutions. Various federal laws enacted over the past several years have provided, among other things, for the maintenance of mandatory reserves with the Federal Reserve Bank on deposits by depository institutions (state reserve requirements have been eliminated); the phasing-out of the restrictions on the amount of interest which financial institutions may pay on certain of their customers' accounts; and the authorization of various types of new deposit accounts, such as NOW accounts, "Money Market Deposit" accounts and "Super NOW" accounts, designed to be competitive with money market mutual funds and other types of accounts and services offered by various financial and non-financial institutions. The lending authority and permissible activities of certain non-bank financial institutions such as savings and loan associations and credit unions have been expanded, and federal regulators have been given increased authority and means for providing financial assistance to insured depository institutions and for effecting interstate and cross-industry mergers and acquisitions of failing institutions. These laws have generally had the effect of altering competitive relationships existing among financial institutions, reducing the historical distinctions between the services offered by banks, savings and loan associations and other financial institutions, and increasing the cost of funds to banks and other depository institutions.

        Other legislation has been proposed or is pending before the United States Congress which would effect the financial institutions industry. Such legislation includes wide-ranging proposals to further alter the structure, regulation and competitive relationships of the nation's financial institutions, to reorganize the federal regulatory structure of the financial institutions industry, to subject banks to increased disclosure and reporting requirements, and to expand the range of financial services which banks and bank holding companies can provide. Other proposals which have been introduced or are being discussed would equalize the relative powers of savings and loan holding companies and bank holding companies, and authorize such holding companies to engage in insurance underwriting and brokerage, real estate development and brokerage, and certain securities activities, including underwriting and dealing in United States Government securities and municipal securities, sponsoring and managing investment companies and underwriting the securities thereof. It cannot be predicted whether or in what form any of these proposals will be adopted, or to what extent they will effect the various entities comprising the financial institutions industry.

        Certain of the potentially significant changes which have been enacted in the past several years are discussed below.

        Interstate Banking. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle- Neal Act"), enacted on September 29, 1994, repealed the McFadden Act of 1927, which required states to decide whether national or state banks could enter their state, and, effective June 1, 1997, allows banks to open branches across state lines. The Riegle-Neal Act also repealed the 1956 Douglas Amendment to the Bank Holding Company Act, which placed the same requirements on bank holding companies. The repeal of the Douglas Amendment made it possible for bank holding companies to buy out-of-state banks in any state after September 29, 1995, which, after June 1, 1997, may now be converted into interstate branches.

        The Riegle-Neal Act permitted interstate banking to begin effective September 29, 1995. The amendment to the Bank Holding Company Act permits bank holding companies to acquire banks in other states provided that the acquisition does not result in the bank holding company controlling more than 10 percent of the deposits in the United States, or 30 percent of the deposits in the state in which the bank to be acquired is located. However, the Riegle-Neal Act also provides that states have the authority to waive the state concentration limit. Individual states may also require that the bank being acquired be in existence for up to five years before an out-of-state bank or bank holding company may acquire it.

        The Riegle-Neal Act provides that, since June 1, 1997, interstate branching and merging of existing banks is permitted, provided that the banks are at least adequately capitalized and demonstrate good management. Interstate mergers and branch acquisitions were permitted at an earlier time if the state choose to enact a law allowing such activity. The states were also authorized to enact laws to permit interstate banks to branch de novo.

        On September 28, 1995, the California Interstate Banking and Branching Act of 1995 ("CIBBA") was enacted and signed into law. CIBBA authorized out-of-state banks to enter California by the acquisition of or merger with a California bank that has been in existence for at least 5 years, unless the California bank is in danger of failing or in certain other emergency situations. CIBBA allows a California state bank to have agency relationships with affiliated and unaffiliated insured depository institutions and allows a bank subsidiary of a bank holding company to act as an agent to receive deposits, renew time deposits, service loans and receive payments for a depository institution affiliate.

        Proposed Expansion of Securities Underwriting Authority. Various bills have been introduced in the United States Congress which would expand, to a lesser or greater degree and subject to various conditions and limitations, the authority of bank holding companies to engage in the activity of underwriting and dealing in securities. Some of these bills would authorize securities firms (through the holding company structure) to own banks, which could result in greater competition between banks and securities firms. No prediction can be made as to whether any of these bills will be passed by the United States Congress and enacted into law, what provisions such a bill might contain, or what effect it might have on the Bank.

        Expansion of Investment Opportunities for California State-Chartered Banks. Legislation enacted by the State of California has substantially expanded the authority of California state-chartered banks to invest in real estate, corporate stock and other corporate securities. National banks are governed in these areas by federal law, the provisions of which are more restrictive than California law. However, provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, discussed below, limits state-authorized activities to that available to national banks.

               2. FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT
                  OF 1989.

        General. On August 9, 1989, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") was signed into law. This legislation has resulted in major changes in the regulation of insured financial institutions, including significant changes in the authority of government agencies to regulate insured financial institutions.

        Under FIRREA, the Federal Savings and Loan Insurance Corporation ("FSLIC") and the Federal Home Loan Bank Board were abolished and the FDIC was authorized to insure savings associations, including federal savings associations, state chartered savings and loans and other corporations determined to be operated in substantially the same manner as a savings association. FIRREA established two deposit insurance funds to be administered by the FDIC. The money in these two funds is separately maintained and not commingled. The FDIC Permanent Insurance Fund was replaced by the Bank Insurance Fund (the "BIF") and the FSLIC deposit insurance fund was replaced by the Savings Association Insurance Fund (the "SAIF").

        Deposit Insurance Assessments. Under FIRREA, the premium assessments made on banks and savings associations for deposit insurance were initially increased, with rates set separately for banks and savings associations, subject to statutory restrictions. The Omnibus Budget Reconciliation Act of 1990, designed to address the federal budget deficit, increased the insurance assessment rates for members of the BIF and the SAIF over that provided by FIRREA, and eliminated FIRREA's maximum reserve-ratio constraints on the BIF. The FDIC raised BIF premiums to .23(cent) per $100 in insured deposits for 1993 from a base of .12(cent) in 1990.

        Effective January 1, 1994, the FDIC implemented a risk-based assessment system, under which an institution's premium assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of such loss, and the revenue needs of the deposit insurance fund. As long as BIF's reserve ratio is less than a specified "designated reserve ratio," 1.25%, the total amount raised from BIF members by the risk-based assessment system may not be less than the amount that would be raised if the assessment rate for all BIF members were .23(cent) per $100 in insured deposits. The FDIC determined that the designated reserve ratio was achieved on May 31, 1995. Accordingly, on August 8, 1995, the FDIC issued final regulations adopting an assessment rate schedule for BIF members of 4(cent) to 31(cent) per $100 in insured deposits that became effective June 1, 1995. On November 14, 1995, the FDIC further reduced the BIF assessment rates by 4(cent) so that effective January 1, 1996, the premiums ranged from zero to 27(cent) per $100 in insured deposits, but in any event not less than $2,000 per year.

        Under the risk-based assessment system, a BIF member institution such as the Bank is categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three categories based on supervisory evaluations by its primary federal regulator (in the Bank's case, the FDIC). The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well-capitalized, adequately capitalized and undercapitalized are the same as in the FDIC's prompt corrective action regulations (discussed below). The BIF assessment rates since January 1, 1996 are summarized below; assessment figures are expressed in terms of cents per $100 in insured deposits.

                   ASSESSMENT RATES EFFECTIVE JANUARY 1, 1996

                                                      Supervisory Group
Capital Group                   Group A       Group B      Group C
-------------                   -------       -------      -------
Well Capitalized                   0             3            17
Adequately Capitalized             3            10            24
Undercapitalized                  10            24            27

        The Deposit Insurance Funds Act of 1996, signed into law on September 30, 1996, eliminated the minimum assessment, commencing with the fourth quarter of 1996. In addition, after December 31, 1996, banks are required to share in the payment of interest on Financing Corp. ("FICO") bonds. Previously, the FICO debt was paid out of the SAIF assessment base. The assessments imposed on insured depository institutions with respect to any BIF- assessable deposit will be assessed at a rate equal to 1/5 of the rate of the assessments imposed on insured depository institutions with respect to any SAIF-assessable deposit. For the first quarter of 1997, the SAIF-FICO assessment rate was 6.48(cent) per $100 in insured deposits. Accordingly, the BIF-FICO assessment rate was 1.296(cent) per $100 in insured deposits. For the second quarter of 1997, the SAIF-FICO assessment rate was 6.5(cent) per $100 in insured deposits and the BIF-FICO assessment rate was 1.3(cent) per $100 in insured deposits. Although the FICO assessment rates are annual rates, they are subject to change quarterly. Since the FICO bonds do not mature until the year 2019, it is conceivable that banks will continue to share in the payment of the interest on the bonds until then.

        With certain limited exceptions, FIRREA prohibits a bank from changing its status as an insured depository institution with the BIF to the SAIF and prohibits a savings association from changing its status as an insured depository institution with the SAIF to the BIF, without the prior approval of the FDIC.

        FDIC Receiverships. Pursuant to FIRREA, the FDIC may be appointed conservator or receiver of any insured bank or savings association. In addition, FIRREA authorized the FDIC to appoint itself as sole conservator or receiver of any insured state bank or savings association for any, among others, of the following reasons: (i) insolvency of such institution; (ii) substantial dissipation of assets or earnings due to any violation of law or regulation or any unsafe or unsound practice; (iii) an unsafe or unsound condition to transact business, including substantially insufficient capital or otherwise; (iv) any willful violation of a cease and desist order which has become final; (v) any concealment of books, papers, records or assets of the institution; (vi) the likelihood that the institution will not be able to meet the demands of its depositors or pay its obligations in the normal course of business; (vii) the incurrence or likely incurrence of losses by the institution that will deplete all or substantially all of its capital with no reasonable prospect for the replenishment of the capital without federal assistance; and (viii) any violation of any law or regulation, or an unsafe or unsound practice or condition which is likely to cause insolvency or substantial dissipation of assets or earnings, or is likely to weaken the condition of the institution or otherwise seriously prejudice the interest of its depositors.

        As a receiver of any insured depository institution, the FDIC may liquidate such institution in an orderly manner and make such other disposition of any matter concerning such institution as the FDIC determines is in the best interests of such institution, its depositors and the FDIC. Further, the FDIC shall as the conservator or receiver, by operation of law, succeed to all rights, titles, powers and privileges of the insured institution, and of any stockholder, member, account holder, depositor, officer or director of such institution with respect to the institution and the assets of the institution; may take over the assets of and operate such institution with all the powers of the members or shareholders, directors and the officers of the institution and conduct all business of the institution; collect all obligations and money due to the institution and preserve; and conserve the assets and property of such institution.

        Enforcement Powers. Some of the most significant provisions of FIRREA were the expansion of regulatory enforcement powers. FIRREA has given the federal regulatory agencies broader and stronger enforcement authorities reaching a wider range of persons and entities. Some of those provisions included those which: (i) expanded the category of persons subject to enforcement under the Federal Deposit Insurance Act; (ii) expanded the scope of cease and desist orders and provided for the issuance of a temporary cease and desist orders; (iii) provided for the suspension and removal of wrongdoers on an expanded basis and on an industry-wide basis; (iv) prohibited the participation of persons suspended or removed or convicted of a crime involving dishonesty or breach of trust from serving in another insured institution; (v) required regulatory approval of new directors and senior executive officers in certain cases; (vi) provided protection from retaliation against "whistleblowers" and establishes rewards for "whistleblowers" in certain enforcement actions resulting in the recovery of money; (vii) required the regulators to publicize all final enforcement orders; (viii) required each insured financial institution to provide its independent auditor with its most recent Report of Condition ("Call Report"); (ix) significantly increased the penalties for failure to file accurate and timely Call Reports; and (x) provided for extensive increases in the amounts and circumstances for assessment of civil money penalties, civil and criminal forfeiture and other civil and criminal fines and penalties.

        Crime Control Act of 1990. The Crime Control Act of 1990 further strengthened the authority of federal regulators to enforce capital requirements, increased civil and criminal penalties for financial fraud, and enacted provisions allowing the FDIC to regulate or prohibit certain forms of golden parachute benefits and indemnification payments to officers and directors of financial institutions.

               3.     RISK-BASED CAPITAL GUIDELINES.

        The federal banking agencies have established risk-based capital guidelines. The risk-based capital guidelines include both a new definition of capital and a framework for calculating risk weighted assets by assigning assets and off-balance sheet items to broad credit risk categories. A bank's risk-based capital ratio is calculated by dividing its qualifying capital (the numerator of the ratio) by its risk weighted assets (the denominator of the ratio).

        A bank's qualifying total capital consists of two types of capital components: "core capital elements" (comprising Tier 1 capital) and "supplementary capital elements" (comprising Tier 2 capital). The Tier 1 component of a bank's qualifying capital must represent at least 50% of qualifying total capital and may consist of the following items that are defined as core capital elements: (i) common stockholders' equity; (ii) qualifying noncumulative perpetual preferred stock (including related surplus); and (iii) minority interest in the equity accounts of consolidated subsidiaries. The Tier 2 component of a bank's qualifying total capital may consist of the following items: (i) allowance for loan and lease losses (subject to limitations); (ii) perpetual preferred stock and related surplus (subject to conditions); (iii) hybrid capital instruments (as defined) and mandatory convertible debt securities; and (iv) term subordinated debt and intermediate-term preferred stock, including related surplus (subject to limitations).

        Assets and credit equivalent amounts of off-balance sheet items are assigned to one of several broad risk categories, according to the obligor, or, if relevant, the guarantor or the nature of collateral. The aggregate dollar value of the amount in each category is then multiplied by the risk weight associated with that category. The resulting weighted values from each of the risk categories are added together, and this sum is the bank's total risk weighted assets that comprise the denominator of the risk-based capital ratio.

        Risk weights for all off-balance sheet items are determined by a two-step process. First, the "credit equivalent amount" of off-balance sheet items such as letters of credit and recourse arrangements is determined, in most cases by multiplying the off-balance sheet item by a credit conversion factor. Second, the credit equivalent amount is treated like any balance sheet asset and generally is assigned to the appropriate risk category according to the obligor, or, if relevant, the guarantor or the nature of the collateral.

        The supervisory standards set forth below specify minimum supervisory ratios based primarily on broad risk considerations. The risk-based ratios do not take explicit account of the quality of individual asset portfolios or the range of other types of risks to which banks may be exposed, such as interest rate, liquidity, market or operational risks. For this reason, banks are generally expected to operate with capital positions above the minimum ratios.

        All banks are required to meet a minimum ratio of qualifying total capital to risk weighted assets of 8%, of which at least 4% should be in the form of Tier 1 capital net of goodwill, and a minimum ratio of Tier 1 capital to risk weighted assets of 4%. The maximum amount of supplementary capital elements that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital net of goodwill. In addition, the combined maximum amount of subordinated debt and intermediate-term preferred stock that qualifies as Tier 2 capital is limited to 50% of Tier 1 capital. The maximum amount of the allowance for loan and lease losses that qualifies as Tier 2 capital is limited to 1.25% of gross risk weighted assets. Allowance for loan and lease losses in excess of this limit may, of course, be maintained, but would not be included in a bank's risk-based capital calculation.

        In addition to the risk-based guidelines, the federal banking agencies require all banks to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a bank rated in the highest of the five categories used by regulators to rate banks, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banks not rated in the highest category, the minimum leverage ratio must be at least 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

        In December, 1993, the federal banking agencies issued an interagency policy statement on the allowance for loan and lease losses which, among other things, establishes certain benchmark ratios of loan loss reserves to classified assets. The benchmark set forth by the policy statement is the sum of: (a) assets classified loss; (b) 50% of assets classified doubtful; (c) 15% of assets classified substandard; and (d) estimated credit losses on other assets over the upcoming twelve months.

        The federal banking agencies have recently revised their risk-based capital rules to take account of concentrations of credit and the risks of non-traditional activities. Concentrations of credit refers to situations where a lender has a relatively large proportion of loans involving one borrower, industry, location, collateral or loan type. Non-traditional activities are considered those that have not customarily been part of the banking business but that start to be conducted as a result of developments in, for example, technology or financial markets. The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards. The federal banking agencies also are authorized to review an institution's management of concentrations of credit risk for adequacy and consistency with safety and soundness standards regarding internal controls, credit underwriting or other operational and managerial areas.

        Further, the banking agencies recently have adopted modifications to the risk-based capital rules to include standards for interest rate risk exposures. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. While interest rate risk is inherent in a bank's role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the bank. The banking agencies have addressed this problem by implementing changes to the capital standards to include a bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor that the banking agencies will consider in evaluating an institution's capital adequacy. Bank examiners consider a bank's historical financial performance and its earnings exposure to interest rate movements as well as qualitative factors such as the adequacy of a bank's internal interest rate risk management. The federal banking agencies recently considered adopting a uniform supervisory framework for all institutions to measure and assess each bank's exposure to interest rate risk and establish an explicit capital charge based on the assessed risk, but ultimately elected not to adopt such a uniform framework. Even without such a uniform framework, however, each bank's interest rate risk exposure is assessed by its primary federal regulator on an individualized basis, and it may be required by the regulator to hold additional capital for interest rate risk if it has a significant exposure to interest rate risk or a weak interest rate risk management process.

        Effective April 1, 1995, the federal banking agencies issued rules which limit the amount of deferred tax assets that are allowable in computing a bank's regulatory capital. The standard had been in effect on an interim basis since March, 1993. Deferred tax assets that can be realized for taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. Deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of: (i) the amount that can be realized within one year of the quarter-end report date; or (ii) 10% of Tier 1 capital. The amount of any deferred tax in excess of this limit would be excluded from Tier 1 capital, total assets and regulatory capital calculations.

               4. FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991.

        General. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was signed into law on December 19, 1991. FDICIA recapitalized the FDIC's Bank Insurance Fund, granted broad authorization to the FDIC to increase deposit insurance premium assessments and to borrow from other sources, and continued the expansion of regulatory enforcement powers, along with many other significant changes.

        Prompt Corrective Action. FDICIA established five categories of bank capitalization: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized" and mandated the establishment of a system of "prompt corrective action" for institutions falling into the lower capital categories. Under FDICIA, banks are prohibited from paying dividends or management fees to controlling persons or entities if, after making the payment the bank would be undercapitalized, that is, the bank fails to meet the required minimum level for any relevant capital measure. Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit acceptable capital plans guaranteed by its holding company, if any. Broad regulatory authority was granted with respect to significantly undercapitalized banks, including forced mergers, growth restrictions, ordering new elections for directors, forcing divestiture by its holding company, if any, requiring management changes, and prohibiting the payment of bonuses to senior management. Even more severe restrictions are applicable to critically undercapitalized banks, those with capital at or less than 2%, including the appointment of a receiver or conservator after 90 days, even if the bank is still solvent.

        The federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action. Under the regulations, a bank shall be deemed to be: (i) "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk- based capital ratio of 4.0% or more and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

        FDICIA and the implementing regulations also provide that a federal banking agency may, after notice and an opportunity for a hearing, reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. (The FDIC may not, however, reclassify a significantly undercapitalized institution as critically undercapitalized.)

        Operational Standards. FDICIA also granted the regulatory agencies authority to prescribe standards relating to internal controls, credit underwriting, asset growth and compensation, among others, and required the regulatory agencies to promulgate regulations prohibiting excessive compensation or fees. Many regulations have been adopted by the regulatory agencies to implement these provisions and subsequent legislation (the Riegal Community Development Act, discussed below) gave the regulatory agencies the option of prescribing the safety and soundness standards as guidelines rather than regulations.

        Regulatory Accounting Reports. Each bank with $500 million or more in assets is required to submit an annual report to the FDIC, as well as any other federal banking agency with authority over the bank, and any appropriate state banking agency. This report must contain a statement regarding management's responsibilities for: (i) preparing financial statements; (ii) establishing and maintaining adequate internal controls; and (iii) complying with applicable laws and regulations. In addition to having an audited financial statement by an independent accounting firm on an annual basis, the accounting firm must determine and report as to whether the financial statements are presented fairly and in accordance with generally accepted accounting principles and comply with other requirements of the applicable federal banking authority. In addition, the accountants must attest to and report to the regulators separately on management's compliance with internal controls.

        Truth in Savings. FDICIA further established a new truth in savings scheme, providing for clear and uniform disclosure of terms and conditions on which interest is paid and fees are assessed on deposits. The FRB's Regulation DD, implementing the Truth in Savings Act, became effective June 21, 1993.

        Brokered Deposits. Effective June 16, 1992, FDICIA placed restrictions on the ability of banks to obtain brokered deposits or to solicit and pay interest rates on deposits that are significantly higher than prevailing rates. FDICIA provides that a bank may not accept, renew or roll over brokered deposits unless: (i) it is "well capitalized"; or (ii) it is adequately capitalized and receives a waiver from the FDIC permitting it to accept brokered deposits paying an interest rate not in excess of 75 basis points over certain prevailing market rates. FDIC regulations define brokered deposits to include any deposit obtained, directly or indirectly, from any person engaged in the business of placing deposits with, or selling interests in deposits of, an insured depository institution, as well as any deposit obtained by a depository institution that is not "well capitalized" for regulatory purposes by offering rates significantly higher (generally more than 75 basis points) than the prevailing interest rates offered by depository institutions in such institution's normal market area. In addition to these restrictions on acceptance of brokered deposits, FDICIA provides that no pass-through deposit insurance will be provided to employee benefit plan deposits accepted by an institution which is ineligible to accept brokered deposits under applicable law and regulations.

        Lending. New regulations have been issued in the area of real estate lending, prescribing standards for extensions of credit that are secured by real property or made for the purpose of the construction of a building or other improvement to real estate. In addition, the aggregate of all loans to executive officers, directors and principal shareholders and related interests may now not exceed 100% (200% in some circumstances) of the depository institution's capital.

        State Authorized Activities. The new legislation also created restrictions on activities authorized under state law. FDICIA generally restricts activities through subsidiaries to those permissible for national banks, unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements, thereby effectively eliminating real estate investment authorized under California law, and provided for a five-year divestiture period for impermissible investments. Insurance activities were also limited, except to the extent permissible for national banks.

               5. RIEGLE COMMUNITY DEVELOPMENT AND REGULATORY IMPROVEMENT ACT OF
                  1994.

        The Riegle Community Development and Regulatory Improvement Act of 1994 (the "1994 Act"), which has been viewed as the most important piece of banking legislation since the enactment of FDICIA, was signed into law on September 23, 1994. In addition to providing funding for the establishment of a Community Development Financial Institutions Fund (the "Fund"), which provides assistance to new and existing community development lenders to help to meet the needs of low- and moderate-income communities and groups, the 1994 Act mandated changes to a wide range of banking regulations. These changes included modifications to the publication requirements for Call Reports, less frequent regulatory examination schedules for small institutions, small business and commercial real estate loan securitization, amendments to the money laundering and currency transaction reporting requirements of the Bank Secrecy Act, clarification of the coverage of the Real Estate Settlement Procedures Act for business, commercial and agricultural real estate secured transactions, amendments to the national flood insurance program, and amendments to the Truth in Lending Act to provide greater protection for consumers by reducing discrimination against the disadvantaged.

        The "Paperwork Reduction and Regulatory Improvement Act," Title III of the 1994 Act, required the federal banking agencies to consider the administrative burdens that new regulations will impose before their adoption and requires a transition period in order to provide adequate time for compliance. This Act also requires the federal banking agencies to work together to establish uniform regulations and guidelines as well as to work together to eliminate duplicative or unnecessary requests for information in connection with applications or notices. This act reduces the frequency of examinations for well-rated institutions, simplifies the quarterly Call Reports and eliminated the requirement that financial institutions publish their Call Reports in local newspapers. This Act also established an internal regulatory appeal process and independent ombudsman to provide a means for review of material supervisory determinations. The Paperwork Reduction and Regulatory Improvement Act also amended the Bank Holding Company Act and Securities Act of 1933 to simplify the formation of bank holding companies.

        Title IV of the 1994 Act amended the Bank Secrecy Act by reducing the reporting requirements imposed on financial institutions for large currency transactions, expanding the ability of financial institutions to provide exemptions to the reporting requirements for businesses that regularly deal in large amounts of currency, and providing for the delegation of civil money penalty enforcement from the Treasury Department to the individual federal banking agencies.

               6. SAFETY AND SOUNDNESS STANDARDS.

        In July, 1995, the federal banking agencies adopted final guidelines establishing standards for safety and soundness, as required by FDICIA and the 1994 Act. The guidelines set forth operational and managerial standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Guidelines for asset quality and earnings standards will be adopted in the future. The guidelines establish the safety and soundness standards that the agencies will use to identify and address problems at insured depository institutions before capital becomes impaired. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

        The federal banking agencies issued regulations prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

        Appraisals for "real estate related financial transactions" must be conducted by either state certified or state licensed appraisers for transactions in excess of certain amounts. State certified appraisers are required for all transactions with a transaction value of $1,000,000 or more; for all nonresidential transactions valued at $250,000 or more; and for "complex" 1-4 family residential properties of $250,000 or more. A state licensed appraiser is required for all other appraisals. However, appraisals performed in connection with "federally related transactions" must now comply with the agencies' appraisal standards. Federally related transactions include the sale, lease, purchase, investment in, or exchange of, real property or interests in real property, the financing or refinancing of real property, and the use of real property or interests in real property as security for a loan or investment, including mortgage-backed securities.

               7. CONSUMER PROTECTION LAWS AND REGULATIONS

        The bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with various consumer protection laws and their implementing regulations. The Bank is subject to many federal consumer protection laws and their regulations including, but not limited to, the Community Reinvestment Act (the "CRA"), the Truth in Lending Act (the "TILA"), the Fair Housing Act (the "FH Act"), the Equal Credit Opportunity Act (the "ECOA"), the Home Mortgage Disclosure Act ("HMDA"), and the Real Estate Settlement Procedures Act ("RESPA").

        The CRA, enacted into law in 1977, is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations.

        The federal banking agencies have adopted regulations which measure a bank's compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The FDIC has rated the Bank "satisfactory" in complying with its CRA obligations. The ratings range from "outstanding" to a low of "substantial noncompliance."

        The ECOA, enacted into law in 1974, prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. In March, 1994, the Federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment and evidence of disparate impact. This means that if a creditor's actions have had the effect of discriminating, the creditor may be held liable -- even when there is no intent to discriminate.

        The FH Act, enacted into law in 1968, regulates may practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap, or familial status. The FH Act is broadly written and has been broadly interpreted by the courts. A number of lending practices have been found to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself. Among those practices that have been found to be, or may be considered, illegal under the FH Act are: declining a loan for the purposes of racial discrimination; making excessively low appraisals of property based on racial considerations; pressuring, discouraging, or denying applications for credit on a prohibited basis; using excessively burdensome qualifications standards for the purpose or with the effect of denying housing to minority applicants; imposing on minority loan applicants more onerous interest rates or other terms, conditions or requirements; and racial steering, or deliberately guiding potential purchasers to or away from certain areas because of race.

        The TILA, enacted into law in 1968, is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology and expressions of rates, the annual percentage rate, the finance charge, the amount financed, the total payments and the payment schedule.

        HMDA, enacted into law in 1975, grew out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti- discrimination statutes. HMDA requires institutions to report data regarding applications for one-to-four family loans, home improvement loans, and multifamily loans, as well as information concerning originations and purchases of such types of loans. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices.

        RESPA, enacted into law in 1974, requires lenders to provide borrowers with disclosures regarding the nature and costs of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

        Violations of these various consumer protection laws and regulations can result in civil liability to the aggrieved party, regulatory enforcement including civil money penalties, and even punitive damages.

               8. CONCLUSION

        As a result of the recent federal and California legislation, there has been a competitive impact on commercial banking in general and the business of the Bank in particular. There has been a lessening of the historical distinction between the services offered by banks, savings and loan associations, credit unions, and other financial institutions, banks have experienced increased competition for deposits and loans which may result in increases in their cost of funds, and banks have experienced increased costs. Further, the federal banking agencies have increased enforcement authority over banks and their directors and officers.

        Future legislation is also likely to impact the Bank's business. Consumer legislation has been proposed in Congress which may require banks to offer basic, low-cost, financial services to meet minimum consumer needs. Various proposals to restructure the federal bank regulatory agencies are currently pending in Congress, some of which include proposals to expand the ability of banks to engage in previously prohibited businesses. Further, the regulatory agencies have proposed and may propose a wide range of regulatory changes, including the calculation of capital adequacy and limiting business dealings with affiliates. These and other legislative and regulatory changes may have the impact of increasing the cost of business or otherwise impacting the earnings of financial institutions. However, the degree, timing and full extent of the impact of these proposals cannot be predicted.

        IMPACT OF MONETARY POLICIES. Banking is a business which depends on rate differentials. In general, the difference between the interest rate paid by the Bank on its deposits and its other borrowings and the interest rate earned by the Bank on loans, securities and other interest-earning assets comprises the major source of the Bank's earnings. These rates are highly sensitive to many factors which are beyond the control of the Bank and, accordingly, the earnings and growth of the Bank are subject to the influence of economic conditions generally, both domestic and foreign, including inflation, recession, and unemployment; and also to the influence of monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements, by placing limitations upon savings and time deposit interest rates, and through adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Bank cannot be predicted; however, depending on the degree to which the Bank's interest-earning assets and interest-bearing liabilities are rate sensitive, increases in rates have a temporary effect of increasing the Bank's net interest margin, while decreases in interest rates have the opposite effect.

        In addition, adverse economic conditions could make a higher provision for loan losses prudent and could cause higher loan charge-offs, thus adversely affecting the Bank's net income.

TRADING IN THE BANK'S AND THE HOLDING COMPANY'S COMMON STOCK

        The Bank's Common Stock was listed on the Nasdaq National Market ("Nasdaq") on August 25, 1997 under the symbol "VAIB." Prior to listing the stock was traded Over-the-Counter ("OTC"). OTC quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. During the secondary stock offering which took place in the third and fourth quarters of 1997, warrants were issued. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $19.11(1) per share through October 31, 1998 and at $22.05(1) per share through October 29, 1999, when they expire.

        The Bank is aware of two securities dealers, Hoefer & Arnett, Inc., San Francisco, California and Sutro & Company, Inc., Big Bear, California (the "Market Makers"), which handled trades in and provided quotations for the Bank's Common Stock prior to listing on Nasdaq.

        The information in the following table indicates the high and low sales prices and volume of trading for the Bank's Common Stock for each quarterly period since January 1,1996, and is based upon information provided by the Market Makers through August 25, 1997 and Nasdaq subsequent thereto, and information available to manage ment. These prices do not include retail mark-ups, mark-downs, or commissions.


                                                             APPROXIMATE NUMBER
                                      SALES PRICE(2)         OF SHARES TRADED(2)
                                                             -------------------
QUARTER ENDED                        HIGH         LOW
-------------                        ----         ---
March 31, 1996..............      $ 10.21      $  9.17            202,585
June 30, 1996...............        11.46         9.58            362,325
September 30, 1996..........        12.08        10.63            107,313
December 31, 1986...........        13.96        11.78            238,136
March 31, 1997..............        13.96        12.29            162,734
June 30, 1997...............        15.31        15.00            202,569
September 30, 1997..........        19.00        17.25            139,187
December 31, 1997...........

        It is contemplated that, upon consummation of the merger, the Holding Company's Common Stock will be listed on Nasdaq.

DIVIDENDS

        To date, the Bank has paid one cash dividend, $.10(3) per share to shareholders of record on May 11, 1988, and 15 stock dividends ranging from 2% to 5% each, including at least one every year since 1989. Payment of stock or cash dividends in the future will depend upon the Bank's earnings and financial condition and other factors deemed
--------

(1) These figures have been adjusted to reflect the 2% stock dividend paid to shareholders of record on December 26, 1997.

(2) Does not include nominal amounts traded directly by shareholders or through other dealers and not through the Market Makers. The figures have not been adjusted to reflect stock dividends but have been adjusted to reflect the three-for-two stock split effective October 20, 1995, and the six-for-five stock split effective May 9, 1997.

(3) This figure has not been adjusted to reflect subsequent stock dividends and stock splits, nor does this include cash dividends declared and paid by The First National Bank in Coachella prior to its acquisition by the Bank on December 31, 1992, which acquisition was accounted for by the pooling of interests method.

relevant by management. It is the current intention of the Bank's Board of Directors to follow a policy of retaining most of the Bank's earnings to increase its capital and provide additional basis for growth. Accordingly, no assurance can be given that any additional cash dividends will be declared in the next few years. It is the Bank's intention, however, to continue paying stock dividends on a regular basis, based upon the foregoing factors. In the event the merger is approved, it is anticipated that management of the Holding Company will follow the same policy.

FINANCIAL AND STATISTICAL INFORMATION

        Pursuant to the Exchange Act the Bank has filed Annual, Quarterly and Current Reports and Proxy Statements with the FDIC and, more recently, with the FRB. The Bank's latest Annual Report on Form F-2, Quarterly Reports on Form F-4, Proxy Statement, and Current Reports on Forms F-3 and 8-K filed during 1997 contain financial and other information about the Bank.

        The Bank's 1996 Annual Report, previously furnished to shareholders, contains the Bank's Management's Discussion and Analysis of Financial Condition and Results of Operations, selected five year financial information, the Bank's audited financial statements and the opinion of its independent public accountants, Vavrinek, Trine, Day & Co., LLP. The Bank's shareholders have also received the Bank's Offering Circular dated September 9, 1997, which contains the Bank's Management's Discussion and Analysis of Financial Condition and Results of Operations, selected five year financial information, the Bank's audited financial statements, June 30, 1997 and June 30, 1996 unaudited financial statements, and other relevant information about the Bank. The "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Financial Statements" sections of the Bank's Offering Circular and the Bank's Quarterly Report on Form F-4 for September 30, 1997, are hereby incorporated herein by this reference. Any shareholder desiring a copy of any of the Bank's reports filed pursuant to the Exchange Act or an additional copy of the 1996 Annual Report or the Offering Circular should contact Mr. Harry G. Gooding, III, Executive Vice President and Chief Financial Officer, at the Bank, 1498 Main Street, El Centro, California 92243, telephone: (760) 337-3200.

        The following table sets forth the actual capitalization of the Bank, the Subsidiary and the Holding Company at December 31, 1997, and the pro forma capitalization of the Holding Company on a consolidated basis, to reflect the consummation of the merger:


                                          VALLEY                                               PRO FORMA
                                        INDEPENDENT        VIB MERGER                          VIB CORP,
                                           BANK            COMPANY(1)       VIB CORP(2)       CONSOLIDATED
                                        ----------         -----------      ------------      ------------
                                        (UNAUDITED)        (UNAUDITED)      (UNAUDITED)       (UNAUDITED)
Stockholders' Equity:
  Common Stock .................        $                  $       500        $     1,000       $
  Additional Paid-in
  Capital ......................                  0                  0
  Retained Earnings ............                  0
  Unrealized Gain
  (Loss) on Securities..........                  0                  0
                                        -----------        -----------        -----------        -----------
     Total .....................        $                  $       500        $     1,000        $
                                        ===========        ===========        ===========        ===========
Common Stock Data:
  Authorized ...................         13,500,000         10,000,000         20,000,000         20,000,000
  Outstanding ..................          6,___,___                100                100          6,___,___
Preferred Stock Data:
  Authorized ...................                  0                  0         10,000,000         10,000,000
  Outstanding ..................                  0                  0                  0                  0

VOTE REQUIRED

        The merger requires the approval by a majority of the outstanding shares of the Bank's Common Stock.

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE OF "FOR" ON THIS PROPOSAL.

--------

(1) Funds to capitalize the Subsidiary were obtained by issuing 100 shares to the Holding Company for $500. At the time of the merger the shares will be cancelled.

(2) Funds to capitalize the Holding Company were obtained by issuing 100 shares to Mr. Dennis L. Kern for $1,000. At the time of the merger and pursuant to a written agreement, these shares will be repurchased for $1,000 and cancelled by the Holding Company.

                       COMPENSATION AND OTHER TRANSACTIONS
                           WITH MANAGEMENT AND OTHERS

SUMMARY COMPENSATION

        The following table sets forth a summary of annual and long-term compensation for services in all capacities to the Bank for the Bank's President and Chief Executive Officer and the Bank's four other executive officers:



                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                     ANNUAL COMPENSATION             AWARDS
                                                                                   SECURITIES
                                                                  OTHER ANNUAL      UNDERLYING   ALL OTHER
NAME AND TITLE                  YEAR       SALARY      BONUS      COMPENSATION(1)   OPTIONS(2)   COMPENSATION(3)
--------------                  ----       ------      -----      ---------------   ----------   ---------------
Jack Brittain, Jr.,
  Executive Vice                1996      $ 95,100      $  7,716            --            --      $  5,721
  President and Chief           1995      $ 94,146      $ 18,700            --        12,813      $  7,015
  Lending Officer               1994      $ 91,600      $ 15,774            --        11,848      $  8,924

Harry G. Gooding, III,
  Executive Vice                1996      $ 93,312      $  7,225            --            --      $  6,315
  President and                 1995      $ 88,200      $ 18,300            --        12,813      $  6,574
  Chief Financial               1994      $ 76,636      $ 14,168            --            --      $  8,495
  Officer                                                                                               --

Dennis L. Kern,
  President and                 1996      $180,000      $ 20,000      $ 14,400         6,364      $  8,347
  Chief Executive               1995      $172,000      $ 85,000      $ 14,400            --      $  9,324
  Officer                       1994      $160,000      $ 65,000      $ 12,300            --      $ 12,148


Martin E. Plourd,
  Executive Vice President      1996      $ 90,012      $  7,265            --            --      $  5,378
  and Branch Administrator      1995      $ 85,668      $ 16,300            --        12,813      $  6,067
                                1994      $ 81,468      $ 15,061            --            --      $  8,021
Thomas Topuzes,
  Executive Vice President      1996      $104,016      $  8,480            --            --      $  6,382
  and Chief Administrative      1995      $ 99,996      $ 27,350            --        12,813      $  8,084
  Officer                       1994      $ 94,339      $ 24,475            --            --      $ 10,598


STOCK OPTIONS

        The Bank's 1989 Stock Option Plan provides for the issuance of up to 1,613,602 shares, of which 789,775 shares have been exercised and options for 627,018 shares were outstanding, leaving 196,809 shares available for future grants as of December 26, 1997. The following table sets forth certain information regarding stock options granted to Messrs. Brittain, Gooding, Kern, Plourd and Topuzes during 1996:

--------

(1)   These figures represent director's fees.

(2) All share figures have been adjusted for the stock dividends and the three-for-two and five-for-six stock splits.

(3) These figures include the Bank's matching contributions to the 401(k) Plan ($1,542, $1,693 and $3,450 for Mr. Brittain, $1,508, $1,551 and $3,865 for
      Mr. Gooding, $2,250, $2,250 and $4,500 for Mr. Kern, $1,424, $1,258 and
      $3,099 for Mr. Plourd and $1,720, $1,942, and $4,540 for Mr. Topuzes, for 1996, 1995, and 1994, respectively) and the Bank's contributions to the Employee Stock Ownership Plan ($4,179, $5,322 and $5,474 for Mr. Brittain, $4,087, $5,023 and $4,630 for Mr. Gooding, $6,097, $7,074 and $7,648 for
      Mr. Kern, $3,954, $4,809 and $4,922 for Mr. Plourd and $4,662, $6,106 and
      6,058 for Mr. Topuzes, for 1996, 1995 and 1994, respectively).



                                                                                 POTENTIAL REALIZED VALUE AT
                                         PERCENTAGE OF                           ASSUMED ANNUAL RATES OF
                           NUMBER OF     TOTAL OPTIONS                           STOCK PRICE APPRECIATION FOR
                           OPTIONS       GRANTED TO                              OPTION TERM
                           GRANTED IN    EMPLOYEES(2)  EXERCISE     EXPIRATION   ----------------------------
NAME                       1996(1)       During 1996   PRICE(1)     DATE                5%          10%
----                         ----        -----------   --------     ----------       --------     -----
Jack Brittain, Jr               0             n/a        n/a          n/a               n/a         n/a
Harry G. Gooding, III           0             n/a        n/a          n/a               n/a         n/a
Dennis L. Kern              6,364             13.1%      $10.72       9/17/2001       $18,876    $41,704
Martin E. Plourd                0             n/a        n/a          n/a               n/a         n/a
Thomas Topuzes                  0             n/a        n/a          n/a               n/a         n/a

        The following table sets forth certain information regarding stock options exercised during 1996 by Messrs. Brittain, Gooding, Kern, Plourd and
Topuzes:


                                                                                                  VALUE(3) OF UNEXERCISED IN
                                                     NUMBER OF UNEXERCISED                        THE MONEY OPTIONS
                         NUMBER OF                   OPTIONS AT DECEMBER 31, 1996                 AT DECEMBER 31, 1996
                         SHARES                      ----------------------------                 --------------------------
                         ACQUIRED ON     VALUE
NAME                     EXERCISE(1)     REALIZED      EXERCISABLE(1)     UNEXERCISABLE(1)        EXERCISABLE      UNEXERCISABLE
----                     -----------     --------      --------------     ----------------        -----------      -------------
Jack Brittain, Jr         10,161         $   68,766            1,323              25,241          $   17,041       $  324,812
Harry G. Gooding, III     12,454         $   77,386            1,323              20,612          $   17,041       $  265,230
Dennis L. Kern            47,035         $  440,952           11,948              24,482          $1,429,382       $  315,032
Martin E. Plourd           6,562         $   47,444            1,323              18,343          $   17,041       $  236,045
Thomas Topuzes            12,909         $   93,668           10,603              18,292          $  136,458       $  235,384

EMPLOYMENT AGREEMENTS

        The Bank has not entered into written employment agreements with any of its executive officers.

        During 1994 the Bank adopted a Deferred Compensation Plan for its executive and other senior officers pursuant to which the participating officers elect to defer future salary or bonus income. The compensation deferred is maintained in a separate account for each participant, earns interest at 10%, and is fully vested. Participants can select the mode of distribution, lump sum or installments, payable upon termination of employment. In the event of a change in control of the Bank, participants are entitled to a lump sum distribution. The Bank pays the costs of administering these Deferred Compensation Plans as well as the interest earned on the amounts deferred, but the Bank makes no contributions to the participants' individual deferral accounts.

DIRECTORS' COMPENSATION

        In 1996, directors were paid for attendance at Board meetings at the rate of $1,200 for each regular Board meeting (with the Chairman receiving $1,800); $1,200 for each special meeting (except the Organizational Board meeting); and, for all directors except Mr. Kern, $300 for each committee meeting ($150 for any committee meeting held on the same day as a Board meeting or any second or subsequent committee meeting held on the same day).

        The Bank has entered into Deferred Compensation Agreements with each of its directors, except Ms. Westerfield, pursuant to which between $300 and $600 of directors' fees per month are deferred until May, 2000, at which time the director or his beneficiary will be paid the amount of between $812 and $1,624 per month for 10

--------

(1) All share figures and dollar amounts have been adjusted for the stock dividend and six-for-five stock split.

(2) Does not include options granted to the Bank's non-employee directors during 1996. See "COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS - Directors' Compensation."

(3)   Assumes a market value of $12.86 per share on December 31, 1996.

years. If the director dies before the commencement date of the payments, the director's beneficiary will receive a death benefit of between $812 and $1,624 per month for 10 years. If the director's service as a director terminates for any other reason before May, 2000, the amount deferred, plus accrued interest at 10%, will be paid to the director.

        Ms. Westerfield, as the Bank's Customer Relations Officer for Coachella Valley, participates in the Bank's 401(k) Plan and ESOP.

PROFIT SHARING AND 401(k) PLAN

        In March, 1989, the Board of Directors adopted, effective as of January 1, 1989, the Valley Independent Bank Profit Sharing and 401(k) Plan (the "401(k) Plan"). All full-time employees are eligible to participate after 90 days of employment. Pursuant to the 401(k) Plan, participating employees of the Bank may voluntarily contribute a portion of their compensation to a trust. Each year the Bank may make matching contributions to the trust for the benefit of participating employees with at least one year of employment. Benefits from the 401(k) Plan become available to the employee upon retirement, or in the event of disability. If employment is terminated prior to normal retirement, the employee receives all voluntary contributions and a portion of the Bank's contributions, based upon an established vesting schedule.

        As of December 31, 1996, 224 employees were participating in the 401(k) Plan. During 1996, the Bank contributed $65,178 to the 401(k) Plan, on a matching basis. The 401(k) Plan has been qualified by the Internal Revenue Service ("IRS") pursuant to the Employee Retirement Income Security Act of 1974.

EMPLOYEE STOCK OWNERSHIP PLAN

        In December, 1991, the Board of Directors adopted, effective as of January 1, 1991, the Valley Independent Bank Employee Stock Ownership Plan (the "ESOP"). Pursuant to the ESOP, annual contributions at the discretion of the Bank are made to a trust for the benefit of the Bank's employees who are participants. All full-time employees are eligible to participate after one year of employment. Contributions shall not exceed limitations imposed by the Internal Revenue Code, and vest 20% after three years of service, 40% after four years, 60% after five years, 80% after six years, and 100% after seven years of service. Participants become 100% vested if termination is by reason of normal or deferred retirement, death or disability, or termination of the ESOP.

        As a stock ownership plan, it is intended that contributions to the ESOP trust will be utilized to purchase the Bank's Common Stock, which will then be allocated to the accounts of the participants, thereby enabling them to participate in the Bank's growth. Distributions pursuant to the ESOP will be in cash or in shares of the Bank's Common Stock.

        Each of the Bank's executive officers participate in the ESOP. Directors who are not also employed by the Bank are not eligible to participate. The total amount contributed for all participants to the ESOP for 1996 was $226,314.

        As of December 31, 1996, 225 employees were participating in the ESOP. The ESOP has been qualified by the IRS pursuant to the Employee Retirement Income Security Act of 1974.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The members of the Bank's Executive/Investment Committee, acting as the Compensation Committee (the "Committee"), are Directors Ellison, Foss, Kern and Pedersen, none of whom serve as an officer of the Bank except Mr. Kern, who is the Bank's President and Chief Executive Officer. Neither of the Bank's executive officers served on the board of directors or compensation committee, or equivalent, of another entity, one of whose executive officers served on the Bank's Committee or the Bank's Board of Directors. Mr. Kern does not participate in Committee deliberations and voting regarding his compensation.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Executive/Investment Committee, acting as the Compensation Committee, is responsible for reviewing and approving the Bank's overall compensation and benefit programs, and for administering the compensation of the Bank's executive and senior officers.

        The objectives of the Bank's compensation programs are to attract, motivate and retain executive and senior officers by insuring that appropriate total compensation is paid for positions of equivalent responsibility when compared to a sample of peer banks.

        As a general rule, the Committee evaluates management and public relations skills as well as annual corporate goals, such as profitability, asset quality and growth in loans and deposits, in determining compensation levels.

Approximately 60% of compensation is based on Bank performance and approximately 40% is based on individual criteria.

        In evaluating Mr. Kern's compensation the Committee, with Mr. Kern absent, evaluates compensation surveys for peer banks covering salary and other compensation components for presidents and CEOs. Consistent with the Committee's compensation philosophy, approximately 40% of Mr. Kern's compensation is based on an evaluation of his management and public relations skills. Approximately 60% of Mr. Kern's compensation is based on Bank performance, in particular, the following factors in the following order of priority: (1) improving shareholder value; (ii) profitability; (iii) asset quality; and (iv) growth in loans and deposits. The Committee also evaluates Mr. Kern's actions taken during the year to achieve the Bank's longer term strategic goals.

        The Committee believes that the Bank's compensation program and compensation levels are effective in attracting, motivating and retaining outstanding executive and senior officers and that they are consistent with the Bank's immediate and long-term goals.

                         EXECUTIVE/INVESTMENT COMMITTEE

                                  R. Stephen Ellison
                                  Richard D. Foss
                                  Dennis L. Kern, Chairman
                                  Ronald A. (Rusty) Pedersen

STOCK PERFORMANCE GRAPH

        The following graph presents the cumulative, five-year total return for the Bank's Common Stock compared with the Nasdaq Total Return Index, a broad market index of stocks traded in the Nasdaq National Market, and the SNL Securities Index of Banks under $500 million in total assets. The SNL Bank Index has been selected as the most representative of peer issuers. The graph assumes the value of an investment in the Bank's Common Stock, the Nasdaq Index and the SNL Bank Index each was $100 on September 30, 1992, and that all dividends were reinvested.




                            VALLEY INDEPENDENT BANK

                            TOTAL RETURN PERFORMANCE

                                                  PERIOD ENDING
                             ----------------------------------------------------------
Index                        9/30/92   9/30/93   9/30/94   9/30/95    9/30/96   9/30/97
---------------------------------------------------------------------------------------
Valley Independent Bank       100.00    111.02    138.82    204.18     271.66    432.58
NASDAQ                        100.00    130.98    132.06    182.40     216.44    297.11
Banks (under $500M)           100.00    135.41    156.35    195.51     239.40    386.56

CERTAIN TRANSACTIONS

        There are no existing or proposed material transactions between the Bank and any of the Bank's executive officers, directors, or beneficial owners of 5% or more of the Bank's Common Stock, or the immediate family or associates of any of the foregoing persons, except as indicated below.

        Some of the directors and executive officers of the Bank, as well as the companies with which such directors and executive officers are associated, are customers of, and have had banking transactions with the Bank in the ordinary course of the Bank's business and the Bank expects to have such ordinary banking transactions with such persons in the future. In the opinion of Management of the Bank, all loans and commitments to lend included in such transactions were made in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and did not involve more than a normal risk of collectibility or present other unfavorable features. Although the Bank does not have any limits on the aggregate amount it would be willing to lend to directors and officers as a group, loans to individual directors and officers must comply with the Bank's lending policies and statutory lending limits. The aggregate extensions of credit to the Bank's executive officers and directors, together with their associates, was approximately $3.5 million on December 31, 1996, constituting approximately 12.9% of the Bank's equity capital accounts at that date.

                                   PROPOSAL 2

                       APPROVAL OF 1997 STOCK OPTION PLAN

INTRODUCTION

        As described under "COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS -- Stock Options" herein, the Bank has adopted a stock option plan (the "1989 Plan"), pursuant to which stock options have been granted to various persons associated with the Bank. In contemplation of the merger, the Board of Directors of the Holding Company has adopted the VIB Corp 1997 Stock Option Plan (the "Plan"), described below, pursuant to which: (i) stock options under the Holding Company's Plan would be issued by the Holding Company to holders of unexercised, unexpired Bank stock options ("Bank Stock Options") at the effective date of the merger in exchange for and in substantially the same amounts, prices and terms as the Bank Stock Options held at the effective date; and (ii) the Holding Company would be permitted to grant additional stock options, including non-qualified stock options, to eligible persons, as more fully described below.

        On November 18, 1997, the Board of Directors of the Holding Company adopted, subject to approval by the Bank's shareholders as prospective shareholders of VIB Corp, the VIB Corp 1997 Stock Option Plan. The Plan is intended to replace the 1989 Plan effective upon consummation of the merger. The Plan provides for the grant of "incentive stock options" as permitted under
Section 422 of the Internal Revenue Code of 1986 (the "Code"), as well as for the grant of non-qualified stock options. The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

        The Plan provides for the issuance of up to 2,000,000 shares of the Holding Company's Common Stock to directors, officers and key employees of the Holding Company or any subsidiary, including the Bank, of which not more than 1,600,000 shares may be issued to directors, subject to adjustment in the event of certain changes in the capital structure of the Holding Company. As of December 26, 1997, no new grants of options had been made by the Holding Company under the Plan. It is anticipated that all outstanding Bank Stock Options will be exchanged for Holding Company stock options at the consummation of the merger.

        The Bank's Board of Directors believes it is advisable for the shareholders to approve the adoption of the Plan in order to continue to have options available to encourage directors, officers and key employees to remain with the Holding Company and the Bank and to attract new, qualified officers, employees and directors in today's competitive market.

SUMMARY OF THE PLAN

        The following description of the Plan is intended to highlight and summarize the principal terms of the Plan, and is qualified in its entirety by the text of the Plan, a copy of which is available for inspection at the Holding Company's Main Office.

        ADMINISTRATION. The Plan will be administered by a Stock Option Committee (the "Committee"), consisting of three or more directors of the Holding Company, appointed from time to time by the Board of Directors. Nonetheless, regardless of whether the Committee is appointed, the Board of Directors may act as the Committee, and any action taken by the Board shall be deemed to be action taken by the Committee. Options may be granted only to directors, officers and key employees of the Holding Company and any subsidiary, including the Bank. Subject to the express provisions of the Plan, the Committee is authorized to construe and interpret the Plan, and make all the determinations necessary or advisable for administration of the Plan.

        ELIGIBLE PARTICIPANTS. The Plan provides that all directors, officers and key employees of the Holding Company and any subsidiary of the Holding Company are eligible to receive grants of stock options. As of December 26, 1997, there were approximately __ persons eligible to participate in the Plan. The Plan provides that if options are granted to officers or key employees who own, directly or indirectly, 10% or more of the Holding Company's outstanding shares, and the options are intended to qualify as "incentive stock options," then the minimum option price must be at least 110% of the stock's fair market value on the date of grant, and the term of the option grant may not exceed five years. In addition, not more than 1,600,000 shares may be issued to all of the directors of the Holding Company as a group. Subject to the foregoing limitations, the Committee is empowered to determine which eligible participants, if any, should receive options, the number of shares subject to each option, and the terms and provisions of the option agreements; provided, however, options granted to directors must vest in five equal annual installments and terminate five years from the date of grant and all other options must vest at the rate of at least 20% per year over five years.

        SHARES SUBJECT TO THE PLAN. 2,000,000 shares are covered by the Plan, which constitutes approximately _____% of the shares which will be outstanding upon consummation of the merger. Options will be granted at no less than the fair market value of the Holding Company's Common Stock as of the date of grant; provided, however, options to 10% shareholders must at least be 110% of fair market value.

        INCENTIVE AND NON-QUALIFIED STOCK OPTIONS. The Plan provides for the grant of both incentive stock options and non-qualified options. Incentive stock options are available only to persons who are employees of the Holding Company or any subsidiary, and are subject to limitations imposed by applicable sections of the Code, including a $100,000 limit on the aggregate fair market value (determined on the date the options are granted) of shares of the Holding Company's Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Plan and all other "incentive stock option" plans of the Holding Company and its subsidiaries. Any options granted under the Plan which do not meet the limitations for incentive stock options, or which are otherwise not deemed to be incentive stock options, shall be deemed "non-qualified." Subject to the foregoing and other limitations set forth in the Plan, the exercise price, permissible time or times of exercise, and the remaining terms pertaining to any option are determined by the Committee; however, the per share exercise price under any option may not be less than 100% of the fair market value of the Holding Company's Common Stock on the date of grant of the option.

        TERMS AND CONDITIONS OF OPTIONS. Subject to the limitations set forth in the Plan, options granted thereunder may be exercised in such increments, which need not be equal, and upon such contingencies as the Committee may determine. If an optionee does not exercise an increment of an option in any period during which such increment becomes exercisable, the unexercised increment may be exercised at any time prior to expiration of the option unless the respective stock option agreement provides otherwise.

        Subject to earlier termination as may be provided in any optionee's stock option agreement, options granted under the Plan will expire not later than ten years from the date of grant. Under the terms of the Plan, the date of grant is deemed to be either: (i) the date fixed by the Committee to be the date of grant; or (ii) if no such date is fixed, the date on which the Committee made its final determination to grant a stock option.

        Options granted under the Plan may not be transferred otherwise than by will or by the laws of descent and distribution, and during his or her lifetime, only the optionee or, in the event of the disability of the optionee, his or her guardian or the conservator of his or her estate may exercise the option.

        EXERCISE OF OPTIONS. Subject to the restrictions set forth in the Plan, an option may be exercised in accordance with the terms of the individual stock option agreement. Full payment by the optionee for all shares as to which the option is being exercised is due and payable at the time of exercise of the option. Payment must be in cash and/or, with the prior written approval of the Committee, in shares of Common Stock of the Holding Company.

        An option may be exercised with respect to whole shares only, although fractional share interests may be accumulated and exercised from time to time as whole shares during the term of the option. Options may only be exercised with respect to a minimum of ten whole shares, unless the option agreement requires that a larger number of shares be exercised at any one time and unless fewer than ten shares remain subject to the option at the time of exercise. Any shares subject to an option which expires or terminates without being exercised become available again for issuance under the Plan.

        Neither an eligible participant nor an optionee has any rights as a shareholder with respect to the shares of Common Stock covered by any option which may be or has been granted to such person, and which is thereafter exercised, until date of issuance of the stock certificate by the Holding Company to such person.

        STOCK OPTION AGREEMENT. Every grant of an option will be evidenced by a written stock option agreement executed by the Holding Company and the optionee. Subject to the terms and conditions of the Plan, the stock option agreement will contain the terms and provisions pertaining to each option so granted, such as exercise price, permissible date or dates of exercise, termination date, and such other terms and conditions as the Committee deems desirable and not inconsistent with the Plan.

        TERMINATION OF EMPLOYMENT OR AFFILIATION. In the event an optionee ceases to be affiliated with the Holding Company or a subsidiary for any reason other than disability, death or termination for cause, the stock options granted to such optionee shall expire at the earlier of the expiration dates specified for the options, or ninety days after the optionee ceases to be so affiliated. During such period after cessation of affiliation, the optionee may exercise the option to the extent that it was exercisable as of the date of such termination, and thereafter the option expires in its entirety.

        If an optionee's stock option agreement so provides, and if an optionee's status as an eligible participant is terminated for cause, the option held by such person will expire thirty days after termination, although the Committee may, in its sole discretion, within thirty days of such termination, reinstate the option. If the option is reinstated, the optionee will be permitted to exercise the option only to the extent, for such time, and upon such terms and conditions as if the optionee's status as an eligible participant had been terminated for a reason other than cause, disability or death, as described above.

        The Plan, and all stock options previously granted under the Plan, shall terminate upon the dissolution or liquidation of the Holding Company, upon a consolidation, reorganization, or merger as a result of which the Holding Company is not the surviving corporation, or upon a sale of all or substantially all of the assets of the Holding Company, unless provision is made by the surviving corporation to assume the stock options in connection with the transaction.

        AMENDMENT AND TERMINATION OF THE PLAN. The Board of Directors of the Holding Company may at any time suspend, amend or terminate the Plan, and may, with the consent of the respective optionee, make such modifications to the terms and conditions of outstanding options as it shall deem advisable. Without shareholder approval, however, the Board of Directors may not materially increase the maximum number of shares of Common Stock which may be issued under the Plan (except as described under "Adjustments Upon Changes in Capitalization" below), materially increase the number of shares of Common Stock which may be issued at any time under the Plan to all directors who are not also officers or key employees of the Holding Company or any subsidiary, change the minimum exercise price, increase the maximum term of options provided for in the Plan, permit the granting of options to anyone other than eligible participants, materially modify the requirements as to eligibility for participation in the Plan, or change any provision of the Plan which would affect the qualification of options granted thereunder as "incentive stock options" within the meaning of
Section 422 of the Code. The amendment, suspension or termination of the Plan will not, without the consent of the optionee, alter or impair any rights or obligations under any outstanding option under the Plan.

        ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. The total number of shares covered by the Plan and the price, kind and number of shares subject to outstanding options thereunder, will be appropriately and proportionately adjusted by the Committee if the outstanding shares of Common Stock of the Holding Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Holding Company through reorganization, merger, recapitalization, reclassification, stock split, stock dividend, stock consolidation or otherwise, without consideration to the Holding Company as provided in the Plan. Fractional share interests of such adjustments may be accumulated, although no fractional shares of stock will be issued under the Plan.

FEDERAL INCOME TAX CONSEQUENCES

        Certain stock options granted under the Plan are intended to be "incentive stock options" as defined in Section 422 of the Code. No income will be recognized by the optionee, and no deduction will be allowed to the Holding Company, by reason of the grant or exercise of an incentive stock option. However, the excess of the fair market value of the shares at the time of exercise over the option exercise price will be treated as a preference item for purposes of the alternative minimum tax. If the optionee does not dispose of the shares of the Holding Company's Common Stock received upon exercise of an incentive stock option by payment in cash within two years from the date of the grant of the option or within one year after the transfer of the shares to the optionee, any gain realized by the optionee upon such disposition of the shares will be long-term capital gain. No deduction will be available to the Holding Company upon such disposition by the optionee. However, if the optionee disposes of such shares within the two year period from the date of the grant of the option or within the one year period from the transfer of the shares, gain realized by the optionee upon such disposition will be ordinary income to the extent that the value of the shares received at the date of exercise of the option exceeds the price paid for such shares by the optionee. Such ordinary income will be recognized by the optionee for the tax year in which the optionee disposes of the shares, and the Holding Company will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee for the tax year of the Holding Company in which the optionee recognizes such ordinary income, provided that applicable income tax withholding requirements are satisfied. Gain realized in excess of such ordinary income will be capital gain. Such capital gain will be long-term or short-term depending upon whether the shares are held for more than 12 months prior to the date of disposition. If the optionee disposes of the shares within either the two year period from the date of grant of the option, or within one year after the transfer of the shares, any ordinary income recognized by the optionee will not exceed the gain realized on such disposition by the optionee. If the optionee disposes of shares of Common Stock received upon exercise of an option at a loss, such loss will be a capital loss, long-term or short-term depending upon whether the shares are held for more than one year prior to the date of disposition.

        The optionee's basis in shares of the Holding Company's Common Stock acquired upon the exercise of an incentive stock option by the transfer to the Holding Company of the Holding Company's Common Stock already owned by the optionee is determined by substituting the optionee's basis in the shares of the Holding Company's Common Stock transferred to the Holding Company to exercise the option to an equivalent number of shares of the Holding Company's Common Stock acquired upon the exercise of the option (the "Substituted Common Stock"). The basis of the remainder, if any, of the shares of the Holding Company's Common Stock received upon exercise of the option (the "Non-Substituted Common Stock") will be zero. The Substituted Common Stock will have a holding period which, for purposes of computing whether capital gain or loss is long or short term, includes the holding period of the shares of previously owned Common Stock. The Non-Substituted Common Stock will have a holding period which begins on the date such shares are received. If the optionee does not dispose of the shares of the Holding Company's Common Stock received upon exercise of an incentive stock option within two years from the date of the grant of the option or within one year after the transfer of the shares to the optionee, any gain realized by the optionee upon the disposition of the shares will be long-term capital gain. No deduction will be available to the Holding Company upon such disposition by the optionee. However, if the optionee disposes of such shares within the two year period from the date of the grant of the option or within the one year period from the transfer of the shares, the optionee will be treated as disposing of the shares having the lowest basis. Any gain realized by the optionee upon such disposition will be ordinary income to the extent that the value of the shares received at the date of exercise of the option exceeds the amount paid for such shares. The amount paid for Substituted Common Stock will be its fair market value on the date of exercise. The amount paid for Non-Substituted Common Stock will be its basis. Such ordinary income will be recognized by the optionee for the tax year in which the optionee disposes of the shares and the Holding Company will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee for the tax year of the Holding Company in which the optionee recognizes such ordinary income, provided that applicable income tax withholding requirements are satisfied. Gain realized in excess of such ordinary income will be capital gain. Such capital gain will be long-term or short-term depending upon whether the shares disposed of were held for more than 12 months prior to the date of disposition taking into account the substituted holding period of any Substituted Common Stock. If the optionee disposes of the shares within either the two year period from the date of grant of the option, or within one year after the transfer of the shares, any ordinary income recognized by the optionee will not exceed the gain realized on such disposition by the optionee. If the optionee disposes of shares of the Holding Company's Common Stock received upon exercise of an option at a loss, such loss will be a capital loss, long-term or short-term depending upon whether the shares are held for more than one year prior to the date of disposition, taking into account the substituted holding period of any Substituted Common Stock.

        For incentive stock options granted after December 31, 1986, the Tax Reform Act of 1986 has added a restriction limiting to $100,000 the aggregate fair market value (determined at the time the options are granted) of the stock with respect to which incentive stock options are exercisable by an individual for the first time in any calendar year. The Plan provides that outstanding options may become fully vested and exercisable in the event of a merger or consolidation of the Holding Company as a result of which the Holding Company is not the surviving corporation or upon the sale of all or substantially all of the property of the Holding Company, unless the Plan is continued and the outstanding options are neither assumed nor replaced with new options. If, as a result of this provision of the Plan, the amount of options granted after 1986 which become exercisable by an optionee for the first time in any year exceeds the new $100,000 limit, the amount of options exceeding the $100,000 limit will no longer be treated as incentive stock options.

        If options cease to be treated as incentive stock options, such options will be treated as non-qualified stock options. If such options, or any stock options originally intended to be non-qualified stock options, are exercised, the excess of the fair market value of the acquired shares at the time of exercise over the option exercise price will be treated as ordinary income to the optionee in the year of exercise.

        Upon exercise of a stock option other than an incentive stock option by a cash payment, the optionee's basis in the shares of the Holding Company's Common Stock received will be the sum of the option exercise price and the amount of ordinary income recognized by the optionee from the exercise of the stock option. The optionee's holding period in the shares of the Holding Company's Common Stock received will begin on the date received. Upon exercise of such a stock option by transfer of shares of the Holding Company's Common Stock already owned by the optionee, under Internal Revenue Service Ruling 80-244, the optionee will be deemed to have received an equivalent number of shares of the Holding Company's Common Stock in a non-taxable exchange (the "Substituted Common Stock") and the remainder, if any, of the shares of the Holding Company's Common Stock will be deemed to have been received in a taxable transaction (the "Non-Substituted Common Stock"). The optionee's basis in the Substituted Common Stock will be the same as his basis in the previously owned shares, and his holding period will include the holding period of the previously owned shares. The optionee's basis in the Non-Substituted Common Stock will be the same as the amount of ordinary income recognized by the optionee. The Non-Substituted Common Stock will have a holding period which begins on the date when it is received.

        On the disposition of shares of the Holding Company's Common Stock received upon exercise of a stock option other than an incentive stock option, the difference between the amount realized and the optionee's basis in the shares will be a long-term or short-term capital gain (or loss) depending on whether the optionee's holding period for the shares is more than 12 months prior to their disposition.

        The Holding Company will be entitled to claim a deduction at the same time and in the same amount as income is recognized by the optionee exercising a stock option other than an incentive stock option. No income will be recognized by the optionee, and no deduction shall be allowable to the Holding Company, by reason of the grant of non-qualified stock options.

CERTAIN INFORMATION CONCERNING ALL OPTIONS

        In addition to the foregoing, federal tax law provides for an excise tax of 20% and the disallowance of a deduction to a corporation for compensation to its employees, officers, shareholders and others that results in an "excess parachute payment" within the meaning of Code Section 280G(b). If such a person is granted an incentive stock option and there is a change of control, the incentive stock option may be considered in the determination of whether an excess parachute payment has been made.

        Under the 1997 Tax Act, the maximum federal income tax rate on net long-term capital gains in excess of net short-term capital losses (except in the case of collectibles and depreciable Section 1250 property) is, henceforth, 20%. Any such net capital gain which otherwise would be taxed at the 15% rate is taxed at a rate of 10%. Long-term capital gains and losses are derived from the sales and exchanges of capital assets held for more than 18 months.

        The specific state tax consequences to each optionee under the Plan may vary, depending upon the laws of the various states and the individual circumstances of each optionee. It is suggested that each optionee consult his or her personal tax advisor regarding both the federal and state tax consequences of the grant and exercise of options.

EXCHANGE OF OPTIONS IN REORGANIZATION

        Pursuant to the Merger Agreement, upon consummation of the merger, the Holding Company will issue Holding Company options in exchange for the then outstanding Bank Stock Options on a share-for-share basis. Those Bank Stock Options which qualify as incentive stock options under the Code will be exchanged for incentive stock options under the Plan upon consummation of the merger. The following table shows the name or group of individuals who are anticipated will receive exchange options and the number of options, based on the number of shares of Bank Stock Options outstanding on December 26, 1997:

NAME OR IDENTIFICATION OF GROUP                          NUMBER OF SHARES
-------------------------------                          ----------------
Jack Brittain, Jr.                                            18,484

Harry G. Gooding, III                                         22,836

Dennis L. Kern                                               130,082

Martin E. Plourd                                              18,878

Thomas Topuzes                                                25,248

All Executive Officers as a Group (5 in Number)              215,528

All Non-officer Directors as a Group (7 in Number)           158,653

All Directors as a Group (8 in Number)                       288,735

All Other Optionees as a Group (65 in Number)                252,837

All Optionees as a Group (77 in Number)                      627,218

VOTE REQUIRED

    The Plan will become effective upon approval by a majority of the shares of the Bank's Common Stock, as prospective shareholders of the Holding Company, represented and voting at the Meeting and will terminate on November 18, 2007.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE OF "FOR" ON THIS PROPOSAL.

                             INDEPENDENT ACCOUNTANTS

    The firm of Vavrinek, Trine, Day & Co., LLP, served as independent public accountants for the Bank for 1996. In addition to audit services, that firm performed selected non-audit services, including assisting in the preparation of the Bank's tax returns and regulatory reports. The fees paid for non-audit services was approximately 13.7% of the fees for audit services. All services rendered by Vavrinek, Trine, Day & Co., LLP, were approved by the Board of Directors of the Bank, which considered the possible effect of each such service on the independence of the accountants. The Bank has selected this firm to be its accountants for 1997.

    It is anticipated that a representative of Vavrinek, Trine, Day & Co., LLP, will be present at the Meeting to respond to appropriate questions from shareholders.

                                  OTHER MATTERS

    The Board of Directors does not know of any other matters to be presented at the Meeting. However, if other matters properly come before the Meeting, it is the intention of the Proxyholders to vote each Proxy in accordance with the recommendations of the Bank's Board of Directors on such matters, and discretionary authority to do so is included in the Proxy.

Dated: January 23[?], 1998                  VALLEY INDEPENDENT BANK



                                            Charlotte Studer,
                                            Secretary

                                    EXHIBIT A





                             PLAN OF REORGANIZATION
                                       AND
                                MERGER AGREEMENT

         This Plan of Reorganization and Merger Agreement (this "Merger Agreement") is entered into as of November 18, 1997, by and between Valley Independent Bank ("Bank") and VIB Merger Company ("Subsidiary"), to which VIB Corp ("Holding Company") is a party, with reference to the following:

                                    RECITALS

        A. Bank is a California banking corporation with its principal office in the City of El Centro, County of Imperial, State of California. Subsidiary and Holding Company are each corporations duly organized and existing under the laws of the State of California with their principal offices in the City of El Centro, County of Imperial, State of California.

        B. As of the date hereof, Bank has 13,500,000 shares of no par value common stock authorized and 5,536,383 shares outstanding; provided, however, Bank is in the processes of offering up to 95,000 units consisting of five shares of common stock and one warrant each.

        C. As of the date hereof, Subsidiary has 10,000,000 shares of no par value common stock authorized, and at the time of the merger referred to herein 100 of such shares will be outstanding, all of which outstanding shares will be owned by Holding Company.

        D. As of the date hereof, Holding Company has 10,000,000 shares of preferred stock authorized, none of which are outstanding, and 20,000,000 shares of no par value common stock authorized, 100 shares of which will be outstanding at the time of the merger referred to herein.

        E. The Boards of Directors of Bank and Subsidiary have approved this Merger Agreement and authorized its execution, and the Board of Directors of Holding Company has approved this Merger Agreement, undertaken that Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by Holding Company.

        For good and valuable consideration, receipt of which is hereby acknowledged Bank, Subsidiary and Holding Company hereby agree as follows:

                                    AGREEMENT

Section 1. General

        1.1 The Merger. On the Effective Date, Subsidiary shall be merged into Bank, which shall be the Surviving Corporation (the "Surviving Corporation") and a subsidiary of Holding Company, and its name shall continue to be Valley Independent Bank.

        1.2 Effective Date. This Merger Agreement shall become effective at the close of business on the day (the "Effective Date") on which an executed counterpart of this Merger Agreement shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the General Corporation Law.

        1.3 Articles of Incorporation, Bylaws and Charter. On the Effective Date, the Articles of Incorporation of Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the banking charter and certificate of authority of Bank issued by the Superintendent of Banks of the State of California (now known as the Commissioner of Financial Institutions) shall be and remain the charter and certificate of authority of the Surviving Corporation; and the insurance of deposits coverage by the Federal Deposit Insurance Corporation shall be and remain the deposit insurance of the Surviving Corporation.

        1.4 Directors and Officers of the Surviving Corporation. On the Effective Date, the directors and officers of Bank immediately prior to the Effective Date shall become the directors and officers of the Surviving Corporation. The directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

        1.5    Effect of the Merger.

               (a) Assets and Rights. All rights, privileges, franchises and property of Bank or Subsidiary, and all debts and liabilities due or to become due to Bank or Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Bank or Subsidiary.

               (b) Liabilities. All debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against, Bank or Subsidiary shall be and become the debts, liabilities, obligations or, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

               (c) Creditor's Rights and Liens. All rights of creditors of Bank or Subsidiary, and all liens upon the property of Bank or Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

               (d) Pending Actions. Any action or proceeding pending by or against Bank or Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment with the right to appeal or review as in other cases as if the merger had not taken place or the Surviving Corporation may be substituted for Bank or Subsidiary, as the case may be.

        1.6 Further Assistance. Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes thereof.

Section 2.  Capital Stock of the Surviving Corporation.

        2.1 Stock of Subsidiary. The shares of common stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by Holding Company for shares of fully paid common stock of Bank as the Surviving Corporation.

        2.2 Stock of Valley Independent Bank. All shares of common stock of Bank issued and outstanding immediately prior to the Effective Date shall upon the Effective Date, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into an equal number of shares of fully paid and nonassessable common stock of Holding Company.

        2.3 Exchange of Stock. Upon the merger becoming effective:

               (a) The shareholders of Bank of record at the time the merger becomes effective, for each share of common stock of Bank then held by them, shall be allocated and entitled to receive one share of the common stock of Holding Company;

               (b) Holding Company shall issue the shares of its common stock which the shareholders of Bank shall be entitled to receive; and

               (c) Outstanding certificates representing shares of the common stock of Bank shall thereafter represent shares of the common stock of Holding Company, and such certificates may, but need not, be exchanged by the holders thereof, after the merger becomes effective, for new certificates for the appropriate number of shares bearing the name of Holding Company.

        2.4 Other Rights to Stock. Upon and by reason of the merger becoming effective:

               (a) The options to purchase shares of common stock of Bank which have been granted by Bank pursuant to its Stock Option Plan shall be deemed to be options granted by Holding Company with the same terms and conditions and for the same number of shares of common stock of Holding Company. Holding Company shall issue replacement stock options for shares of its common stock so that appropriate adjustments to reflect this merger may be made to (i) the class and number of shares of common stock available for options under the Stock Option

Plan and (ii) the class and number of shares and the price per share of the common stock subject to options outstanding under Bank's Stock Option Plan.

               (b) The warrants to purchase shares of common stock of Bank which are being issued pursuant to Bank's 1997 Unit Offering shall be deemed to be warrants granted by Holding Company with the same terms and conditions and for the same number of shares of common stock of Holding Company. Outstanding certificates representing Bank's warrants shall thereafter represent Holding Company warrants and such certificates may, but need not, be exchanged by the holders thereof, after the merger becomes effective, for new certificates for the appropriate number of warrants bearing the name of Holding Company. Holding Company shall issue shares of its common stock upon exercise of the warrants, making appropriate adjustments to reflect this merger.

               (c) From time to time, as and when required by the provisions of any agreement to which Bank or Holding Company shall become a party after the date hereof providing for the issuance of shares of common stock or other equity securities of Bank or Holding Company in connection with a merger into Bank or any other banking institution or other corporation, Holding Company will issue in accordance with the terms of any such agreement shares of its common stock or other equity securities as required by such agreement or in substitution for the shares of common stock or other equity securities of Bank required to be issued by such agreement, as the case may be, which the shareholders of any other such banking institution or other corporation shall be entitled to receive by virtue of any such agreement.

Section 3.  Approvals

        3.1 Shareholder Approval. This Merger Agreement shall be submitted to the shareholders of Bank and Subsidiary for ratification and confirmation in accordance with the applicable provisions of the law.

        3.2 Dissenters' Rights. Dissenters' rights will apply to the subject transaction to the extent required by Chapter 13, Section 1300 et seq. of the General Corporation Law of California.

        3.3 Regulatory Approvals. The parties shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise, necessary or desirable for consummation of this merger and plan of reorganization on the terms herein provided, including, without being limited to, those consents and approvals referred to in Section 4.1(b).

Section 4. Conditions Precedent, Termination and Payment of Expenses

        4.1 Conditions Precedent to the Merger. Consummation of the merger is conditional upon:

               (a) Ratification and confirmation of this Merger Agreement by the shareholders of Bank and Subsidiary, as required by law;

               (b) Obtaining all other consents and approvals, and the satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but not limited to, approval of the Federal Deposit Insurance Corporation and the Commissioner of Financial Institutions;

               (c) Obtaining all consents or approvals, governmental or otherwise, which are, or in the opinion of counsel for Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

               (d) Bank's obtaining for Holding Company, prior to the Effective Date, a letter, in form and substance satisfactory to Holding Company's counsel, signed by each person who is an "affiliate" of Bank for purposes of Rule 145 of the Securities and Exchange Commission to the effect that: (i) such person will not dispose of any shares of Holding Company's common stock to be received pursuant to the merger, in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder, or in any event prior to such time as financial results covering at least 30 days of post-merger combined operations have been published; and (ii) such person consents to the placing of a legend on the certificate(s) evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to giving of stop-transfer instructions to Holding Company's transfer agent with respect to such certificate(s); and

               (e) Performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

        4.2 Termination of the Merger. If any condition in Section 4.1 has not been fulfilled, or, in the opinion of a majority of the Board of Directors of any of the parties:

               (a) Any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

               (b) For any other reason consummation of the merger is deemed inadvisable; then this Merger Agreement may be terminated at any time before the merger becomes effective. Upon termination, this Merger Agreement shall be void and of no further effect, and there shall be no liability by reason of this Merger Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or stockholders.

        4.3 Expenses of the Merger. All of the expenses of the merger, including filing fees, printing costs, mailing costs, accountant's fees and legal fees shall be borne by the Surviving Corporation. In the event the merger is abandoned for any reason, the expenses shall be paid by Bank.

        IN WITNESS WHEREOF, the parties hereto have caused this Plan of Reorganization and Merger Agreement to be executed by their duly organized officers as of the day and year first above written.

                                                   VALLEY INDEPENDENT BANK


                                                   By /s/ Dennis L. Kern
                                                      --------------------------
                                                      Dennis L. Kern,
                                                      President
VIB CORP

                                                   By /s/ Charlotte Studer
                                                      --------------------------
By /s/ Dennis L. Kern                                 Charlotte Studer,
   ----------------------                             Secretary
   Dennis L. Kern,
   President

                                                   VIB MERGER COMPANY
By /s/ Charlotte Studer
   ----------------------
   Charlotte Studer,
   Secretary                                       By /s/ Dennis L. Kern
                                                      --------------------------
                                                      Dennis L. Kern,
                                                      President


                                                   By /s/ Charlotte Studer
                                                      --------------------------
                                                      Charlotte Studer,
                                                      Secretary

                Part II -- Information Not Required in Prospectus

Item 20.  Indemnification of Officers and Directors

        The Registrant's Bylaws provide that the Registrant shall, to the maximum extent and in the manner permitted by the California Corporations Code (the "Code"), indemnify each of its directors against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a director of the Registrant. Furthermore, pursuant to Registrant's Articles of Incorporation and Bylaws, the Registrant has power to, to the maximum extent and in the manner permitted by the Code, indemnify its employees, officers and agents (other than directors) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an employee, officer or agent of Registrant.

        Under Section 317 of the Code, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made: (1) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses as the court shall deem proper, (2) of amounts paid in settling or otherwise disposing of a pending action without court approval, and (3) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

        The Registrant's Articles of Incorporation provides that to the fullest extent permitted by the Code as the same exists or may hereafter be amended, a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director. The Code permits California corporations to include in their articles of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The only imitations imposed under the statute are that the provision may not eliminate or limit a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) under a contract or transaction between the corporation and a director or between the corporation and any corporation in which one more of its directors has a material financial interest, or (vii) for approving any of the following corporate actions: (1) the making of any distribution to its shareholders that would cause the corporation to be unable to meet its liabilities, (2) the making of any distribution to the corporation's shareholders on any shares of its stock of any class or series that are junior to outstanding shares of any other class or series with respect to distribution of assets on liquidation if, after giving effect thereto, the excess of its assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) over its liabilities (not including deferred taxes, deferred income and other deferred credits) would be less than the liquidation preference of all shares having a preference on liquidation over the class or series to which the distribution is made; provided, however, that for the purpose of applying the aforementioned to a distribution by a corporation of cash or property in payment by the corporation in connection with the purchase of its shares, there shall be deducted from liabilities all amounts that had been previously added thereto with respect to obligations incurred in connection with the corporation's repurchase of its shares and reflected on the corporation's balance sheet, but not in excess of the principal of the obligations that will remain unpaid after the distribution; provided, further, that no deduction from liabilities shall occur on account of any obligation that is a distribution to the corporation's shareholders at the time the obligation is incurred, (3)the distribution of assets to shareholders after institution of dissolution proceeding of the corporation, without paying or adequately providing for all known liabilities of the corporation, excluding any claims not filed by creditors within the time limit set by the court in a notice given to creditors under Chapters 18, 19 and 20, (4) the making of any loan to or guarantee the obligation of any director or officer, unless the transaction is approved by a majority of the shareholders to act thereon, or (5) the making of any loan to or guarantee the obligation of, any person upon the security of shares of the corporation or of its parent if the corporation's recourse in the event of default is limited to the security for the loan or guaranty, unless the loan or guarantee is adequately secured without considering these shares, or the loan or guaranty is approved by a majority of the shareholders entitled to act thereon.

        Valley Independent Bank is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its Bylaws and it is anticipated that the Registrant will assume that policy on its and the Bank's behalf.

        The foregoing summaries are necessarily subject to the complete text of the statute, Articles of Incorporation, Bylaws and agreements referred to above and are qualified in their entirety by reference thereto.

Item 21.  Exhibits and Financial Statement Schedules

         (a)      Exhibit Index

Exhibit No.    Description of Exhibit
-----------    ----------------------

     1         Not Applicable

     2         Plan of Reorganization and Merger Agreement, dated
               November 18,  1997, by and between Valley Independent
               Bank and VIB Merger Company, filed as Exhibit A to the
               Proxy Statement/Prospectus included in this Registration
               Statement

     3.1       Articles of Incorporation of VIB Corp, as amended

     3.2       Bylaws of VIB Corp

     4.1       Form of Valley Independent Bank Warrant

     4.2       Shareholder Agreement dated November 18, 1997

     5         Opinion of Horgan, Rosen, Beckham & Coren,
               L.L.P., regarding the legality of the securities being registered and consent

     8         Tax opinion of Vavrinek, Trine, Day
               & Co., LLP, regarding the tax-free
               nature of the proposed transaction

     9         Not Applicable


Exhibit No.  Description of Exhibit
-----------  ----------------------
   10.1     VIB Corp 1997 Stock Option Plan

   10.2     Form of VIB Corp Stock Option Agreement

   10.3     Form of VIB Corp Indemnity Agreement

   11       Not Applicable

   12       Not Applicable

   13.1     Selected Financial Information, Management's Discussion
            and Analysis of Financial Condition and Results of
            Operations, and Financial Statements sections from Valley
            Independent Bank's Offering Circular dated September 9,
            1997

   13.2     Valley Independent Bank's Quarterly Report on Form F-4 for
            September 30, 1997

   15       Not Applicable

   16       Not Applicable

   21       Not Applicable

   23.1     Consent of Horgan, Rosen, Beckham & Coren,
            L.L.P. (included as part of Exhibit 5)

   23.2     Consent of Vavrinek, Trine, Day & Co., LLP

   24       Included with Signatures

   25       Not Applicable

   26       Not Applicable

   27       Not Applicable

   99       Form of proxy of Valley Independent Bank

   (2)      Financial Statements

            No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

Item 22.  Undertakings

        (a)    Item 512 of Regulation S-K.

               (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF EL CENTRO, STATE OF CALIFORNIA, ON DECEMBER 19, 1997.

                                      VIB CORP


                                      BY: /s/ DENNIS L. KERN
                                          --------------------------------
                                          DENNIS L. KERN
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS DENNIS L. KERN AND S. ALAN ROSEN, AND EACH OR ANY ONE OF THEM, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

          SIGNATURE                    TITLE                            DATE
          ---------                    -----                            ----

  /S/ CHARLES ELLIS                DIRECTOR                    DECEMBER 19, 1997
------------------------------
CHARLES ELLIS


  /S/ R. STEPHEN ELLISON           DIRECTOR                    DECEMBER 19, 1997
------------------------------
R. STEPHEN ELLISON


 /S/ RICHARD D. FOSS               CHAIRMAN OF THE BOARD       DECEMBER 19, 1997
------------------------------     OF DIRECTORS
RICHARD D. FOSS


 /S/ HARRY G. GOODING, III         EXECUTIVE VICE PRESIDENT    DECEMBER 19, 1997
------------------------------     AND CHIEF FINANCIAL OFFICER
HARRY G. GOODING, III              (AND PRINCIPAL ACCOUNTING
                                   OFFICER)


 /S/ DENNIS L. KERN                DIRECTOR, PRESIDENT AND     DECEMBER 19, 1997
------------------------------     CHIEF EXECUTIVE OFFICER
DENNIS L. KERN


 /S/ EDWARD MCGREW                 DIRECTOR                    DECEMBER 19, 1997
------------------------------
EDWARD MCGREW


 /S/ RONALD A. PEDERSEN            VICE CHAIRMAN OF THE        DECEMBER 19, 1997
------------------------------     BOARD OF DIRECTORS
RONALD A. PEDERSEN


 /S/ JOHN L. SKINNER               DIRECTOR                    DECEMBER 19, 1997
------------------------------
JOHN L. SKINNER

                                  VICE CHAIRMAN OF THE BOARD   DECEMBER __, 1997
------------------------------    OF DIRECTORS
ALICE HELEN LOWERY WESTERFIELD

                                 EXHIBIT INDEX

Designation       Exhibit                                                                Page
-----------       -------                                                                ----

   1       Not Applicable..................................................................

   2       Plan of Reorganization and Merger Agreement, dated November 18, 1997, by and between Valley Independent Bank and VIB Merger Company, filed as Exhibit A to the Proxy Statement/Prospectus included in this Registration Statement..........

   3.1     Articles of Incorporation of VIB Corp, as amended...............................

   3.2     Bylaws of VIB Corp..............................................................

   4.1     Form of Valley Independent Bank Warrant.........................................

   4.2     Shareholder Agreement dated November 18, 1997...................................

   5       Opinion of Horgan, Rosen, Beckham & Coren, L.L.P., regarding the legality of the securities being registered and consent.....................................

   8       Tax opinion of Vavrinek, Trine, Day & Co., LLP, regarding the tax-free nature of the proposed transaction........................................................

   9       Not Applicable..................................................................

  10.1     VIB Corp 1997 Stock Option Plan.................................................

  10.2     Form of VIB Corp Stock Option Agreement.........................................

  10.3     Form of VIB Corp Indemnity Agreement............................................

  13.1     Selected Financial Information, Management's Discussion and Analysis of
           Financial Condition and Results of Operations, and Financial Statements sections from Valley Independent Bank's Offering Circular dated September 9, 1997........

  13.2     Valley Independent Bank's Quarterly Report on Form F-4 for September 30, 1997...


  15       Not Applicable..................................................................

  16       Not Applicable..................................................................

  21       Not Applicable..................................................................

  23.1     Consent of Horgan, Rosen, Beckham & Coren, L.L.P. (included as part of
           Exhibit 5)......................................................................

  23.2     Consent of Vavrinek, Trine, Day & Co., LLP......................................

  24       Included with Signatures........................................................

  25       Not Applicable..................................................................

  26       Not Applicable..................................................................

  27       Not Applicable..................................................................

  99       Form of proxy of Valley Independent Bank........................................
